Exhibit 99.1

Ermenegildo Zegna N.V.

Semi-Annual Report
At and for the six months ended June 30, 2022
____________________________________________________________________________________________________

BOARD OF DIRECTORS
Chairman and Chief Executive Officer
Ermenegildo Zegna di Monte Rubello
Directors
Sergio P. Ermotti
Andrea C. Bonomi
Angelica Cheung
Domenico De Sole
Ronald B. Johnson
Valerie A. Mars
Michele Norsa
Henry Peter
Anna Zegna di Monte Rubello
Paolo Zegna di Monte Rubello
CERTAIN DEFINED TERMS
In this report (the “Semi-Annual Report”), unless otherwise specified, the terms “we”, “our”, “us”, “Zegna”, “Zegna Group” the “Company” and the “Group” refer to Ermenegildo Zegna N.V. (formerly known as Ermenegildo Zegna Holditalia S.p.A.), individually or together with its subsidiaries, as the context may require.

INTRODUCTION
The Semi-Annual Condensed Consolidated Financial Statements at and for the six months ended June 30, 2022 (the “Semi-Annual Condensed Consolidated Financial Statements”) included in this Semi-Annual Report have been prepared in compliance with IAS 34 — Interim Financial Reporting as issued by the International Accounting Standards Board and as endorsed by the European Union. The accounting principles applied are consistent with those used for the preparation of the annual consolidated financial statements at December 31, 2021 and December 31, 2020 and for each of the three years in the period ended December 31, 2021 (the “Annual Consolidated Financial Statements”), except as otherwise stated in “New standards and amendments effective from January 1, 2022” in the notes to the Semi-Annual Condensed Consolidated Financial Statements.
The Group’s financial information in this Semi-Annual Report is presented in Euro except that, in some instances, information is presented in U.S. Dollars. All references in this report to “Euro” and “€” refer to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended, and all references to “U.S. Dollars” and “US$” refer to the currency of the United States of America (the “United States”).
Certain totals in the tables included in this Semi-Annual Report may not add due to rounding.
This Semi-Annual Report is unaudited.
NOTE ON PRESENTATION
On December 17, 2021, Zegna completed a business combination with Investindustrial Acquisition Corp. (“IIAC”) and EZ Cayman, a previously wholly-owned subsidiary of Zegna (the “Business Combination”). As part of the transactions contemplated by the Business Combination, Ermenegildo Zegna Holditalia S.p.A. implemented a cross-border conversion whereby it, by means of the execution of a Dutch notarial deed of cross-border conversion and amendment of its articles of association, converted into a Dutch public limited liability company (naamloze vennootschap) and transferred its legal seat from Italy to the Netherlands and amended its articles of association, upon which the Company changed its name to Ermenegildo Zegna N.V. (the “Conversion”). In connection with the Conversion, Zegna underwent a share split of 4,300,000 ordinary shares into 215,000,000 ordinary shares (the “Share Split”).
For more information relating to the Business Combination, including a description of the transactions undertaken to complete the Business Combination, reference should be made to Note 1 — General information to the Annual Consolidated Financial Statements.
Following the completion of the Business Combination, on December 20, 2021, Zegna’s ordinary shares and public warrants began trading on the New York Stock Exchange (“NYSE”) under the symbols “ZGN” and “ZGN WS”, respectively.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Semi-Annual Report contains forward-looking statements. Forward-looking statements provide the current expectations or forecasts of future events of Zegna. Forward-looking statements include statements about Zegna’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “objective,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will” and “would,” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Examples of forward-looking statements in this Semi-Annual Report include, but are not limited to, statements regarding Zegna’s disclosure concerning Zegna’s operations, cash flows, financial position and dividend policy.
Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The risks and uncertainties include, but are not limited to:

•the impact of COVID-19 or similar public health crises on Zegna’s business;
•disruptions arising from political, social and economic instability, geopolitical tensions or civil unrest, including the current conflict in Ukraine and sanctions imposed onto Russia;
•the effect of the consummation of the Business Combination on Zegna’s business, cash flows, financial condition or results of operations;
•the ability of Zegna to safeguard the recognition, integrity and reputation of its brands and to identify and respond to new and changing customer preferences;
•the ability of Zegna to successfully implement its strategy;
•disruptions to Zegna’s manufacturing and logistics facilities, as well as DOSs, including as a result of the COVID-19 pandemic;
•risks related to the operation of Zegna’s DOSs, including as a result of difficulties in renewing the existing lease agreements, an increase in rental charges or a decline in sales, and the operation of points of sale by third parties in the wholesale channel;
•fluctuations in the price or quality of, or disruptions in the availability of, raw materials used by Zegna for its products or of commodities such as energy, which could cause Zegna to incur increased costs, disrupt its manufacturing processes or prevent or delay Zegna from meeting its customers’ demand;
•the ability of Zegna to negotiate, maintain or renew license agreements with high end third party brands;
•shifts in travel patterns or declines in travel volumes, including as a result of the COVID-19 pandemic;
•the ability to attract and retain key senior and skilled personnel and preserve craftsmanship skills;
•Zegna’s ability to protect its intellectual property rights;
•disruptions or breaches in Zegna’s information technology systems compromising Zegna’s business or the personal information of Zegna’s customers, including as a result of cybercrimes;
•the fact that the market price of Zegna’s securities may be volatile due to a variety of factors;
•the ability to develop and maintain effective internal controls;
•material weaknesses have been identified in Zegna’s internal control over financial reporting and if Zegna fails to remediate these material weaknesses or maintain an effective system of internal controls, it may not be able to produce timely and accurate financial statements or comply with applicable laws and regulations;
•changes in local economic, business, regulatory, social and political conditions, as well as changes in general economic conditions (such as significant inflation) and in demand for luxury goods;
•exchange rate fluctuations, interest rate changes, credit risk and other market risks;
•the high levels of competition in the luxury goods market;

•compliance with laws, including laws and regulation related to intellectual property, competition, product safety, packaging and labeling, import and processing of certain raw materials and finished goods, data protection, limits on cash payments, worker health and safety and the environment;
•changes in trade policy, the imposition of tariffs, the enactment of tax reforms and other changes in laws and regulations; and
•other factors discussed elsewhere in this document.
Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors described above. Accordingly, you should not rely on such forward-looking statements, which speak only at the date of this Semi-Annual Report. Zegna undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this Semi-Annual Report or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Zegna describes in the documents and reports it will file from time to time with the SEC.

Although Zegna believes the expectations reflected in the forward-looking statements were reasonable at the time made, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither Zegna, nor any other person assumes responsibility for the accuracy or completeness of such forward-looking statements. You should carefully consider the cautionary statements contained or referred to in this section in connection with the forward-looking statements contained in this document and any subsequent written or oral forward-looking statements that may be issued by Zegna or persons acting on its behalf.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Overview
Zegna is a leading global luxury group, internationally recognized for the distinctive heritage of craftsmanship, quality and design associated with its Zegna and Thom Browne brands and the noble fabrics and fibers of its in-house luxury textile and knitwear business. Since its foundation in 1910, Zegna has expanded beyond luxury textile production to ready-to-wear products and accessories to become a highly recognized luxury lifestyle group. Zegna designs, manufactures, markets and distributes luxury menswear, footwear, leather goods and other accessories under the Zegna and the Thom Browne brands, and luxury womenswear and childrenswear under the Thom Browne brand. Zegna’s product range is complemented by eyewear, cufflinks and jewelry, watches, underwear and beachwear manufactured by third parties under licenses. Zegna’s business covers the entire value chain as a result of its design, manufacturing and distribution business. Zegna’s goal is to provide customers with excellent products that reflect its tradition of fine craftsmanship with exclusive design content and with a style that preserves the exceptional manufacturing quality that Zegna is known for, through the sourcing of superior raw materials, the careful finish of each piece, and the way they are delivered to customers. For the six months ended June 30, 2022 and 2021, Zegna recorded revenues of €728,993 thousand and €603,340 thousand, respectively, Profit of €21,021 thousand and €32,234 thousand, respectively, and Adjusted EBIT of €82,678 thousand and €66,813 thousand, respectively. For additional information regarding Adjusted EBIT, which is a non-IFRS measure, including a reconciliation of Adjusted EBIT to Profit, see “Non-IFRS Financial Measures—Adjusted EBIT.”
Zegna operates its business in two segments: the Zegna segment (comprising three product lines: Zegna Branded Products, Textile and Third Party Brands) and the Thom Browne segment.
With respect to the Zegna Branded Products product line and Thom Browne segment, Zegna operates via its direct-to-consumer DTC channel worldwide through a network of 242 Zegna and 53 Thom Browne DOSs at June 30, 2022 (245 Zegna DOSs and 52 Thom Browne DOSs at December 31, 2021). Zegna also distributes its products worldwide through monobrand or multibrand points of sale operated by its wholesale customers. Taking into account both the DTC channel and the wholesale distribution channel, Zegna is present in over 80 countries worldwide. Its DTC channel includes boutiques and outlets, as well as concessions in department stores and multibrand e-commerce marketplaces. In the wholesale channel, Zegna sells its products to franchisees, department stores, multibrand specialty stores and online multi-brand e-tailers.
The activities of the Textile and Third Party Brands product lines follow their own operational phases and logics. Through the Textile product line, Zegna sells fabrics both to other product lines of the Zegna segment or to the Thom Browne segment, as well as to third party customers. Through the Third Party Brands product line, Zegna is engaged in the manufacturing and distribution or the supply of menswear to other fashion brands.
On December 17, 2021, Zegna completed the Business Combination, as a part of which Ermenegildo Zegna Holditalia S.p.A., the holding company of the Zegna Group, implemented a cross-border conversion whereby it, by means of the execution of a Dutch notarial deed of cross-border conversion and amendment of its articles of association, converted into a Dutch public limited liability company (naamloze vennootschap) and transferred its legal seat from Italy to the Netherlands and amended its articles of association, upon which the Company changed its name to Ermenegildo Zegna N.V. (the Conversion). For more information relating to the Business Combination, including a description of the transactions undertaken to complete the Business Combination, reference should be made to Note 1 — General information to the Annual Consolidated Financial Statements.
Following the completion of the Business Combination, on December 20, 2021, Zegna’s ordinary shares and public warrants began trading on the New York Stock Exchange under the symbols “ZGN” and “ZGN WS”, respectively.
Seasonality
The luxury apparel market in which Zegna operates is subject to seasonal fluctuations in sales. Zegna’s sales are usually higher in the months of the year in which wholesale customers concentrate their purchases. For example, deliveries of seasonal goods to wholesale customers tend to concentrate from November to February for the Spring/Summer collection and from June to September for the Fall/Winter collection. With regards to retail sales at Zegna’s DOSs, sales tend to be higher in the last quarter of the year, driven by the holiday shopping season and in January and February, in correspondence with the Chinese New Year celebrations. However, several events may affect retail sales, including adverse weather conditions or other macroeconomic and external events (including the COVID-19 pandemic). Operating costs, in contrast, do not generally experience significant seasonal fluctuations, except for certain increases in the months of November and December due to the variable costs associated with sales commissions and leases.
As a result of the foregoing, the financial results for interim periods may not be indicative of results for the entire fiscal year. Zegna expects such seasonal trends to continue.
Results of Operations
Six months ended June 30, 2022 compared with six months ended June 30, 2021
The following is a discussion of Zegna’s results of operations for the six months ended June 30, 2022 as compared to the six months ended June 30, 2021.

	For the six months ended June 30,
(€ thousands, except percentages)	2022	Percentage of revenues	2021	Percentage of revenues
Revenues	728,993	100.0%	603,340	100.0%
Other income	6,037	0.8%	5,367	0.9%
Cost of raw materials and consumables	(162,518)	(22.3)%	(161,298)	(26.7)%
Purchased, outsourced and other costs	(187,340)	(25.7)%	(138,019)	(22.9)%
Personnel costs	(198,534)	(27.2)%	(160,201)	(26.6)%
Depreciation, amortization and impairment of assets	(88,204)	(12.1)%	(78,605)	(13.0)%
Write downs and other provisions	(654)	(0.1)%	(3,174)	(0.5)%
Other operating costs	(16,413)	(2.3)%	(15,664)	(2.6)%
Operating profit	81,367	11.2%	51,746	8.6%
Financial income	15,901	2.2%	32,531	5.4%
Financial expenses	(41,965)	(5.8)%	(16,685)	(2.8)%
Foreign exchange losses	(9,893)	(1.4)%	(2,728)	(0.5)%
Result from investments accounted for using the equity method	2,661	0.4%	(346)	(0.1)%
Profit before taxes	48,071	6.6%	64,518	10.7%
Income taxes	(27,050)	(3.7)%	(32,284)	(5.4)%
Profit	21,021	2.9%	32,234	5.3%

Revenues
Zegna generates revenues primarily from the sale of its products (net of returns and discounts), as well as from fees for services provided, royalties received from third parties and licensees.
Revenues for the six months ended June 30, 2022 amounted to €728,993 thousand, an increase of €125,653 thousand or 20.8%, compared to €603,340 thousand for the six months ended June 30, 2021. Our revenues significantly increased in all major geographic areas with the exception of the Greater China Region, our largest geographical market, which was significantly impacted by COVID-19-related restrictions (primarily from mid-March 2022 until the end of May 2022). Therefore, the discussion below also presents the trend of our revenues isolating the Greater China Region performance, which we believe is useful to better understand the underlying trend in our revenues for the periods presented.
Revenues in the Greater China Region for the six months ended June 30, 2022 amounted to €247,193 thousand, a decrease of €41,378 thousand or 14.3%, compared to €288,571 thousand for the six months ended June 30, 2021. The Greater China Region was impacted by the temporary closure of stores and lower customer traffic, primarily from mid-March 2022 until the end of May 2022, as a result of COVID-19-related restrictions, impacting both Zegna and Thom Browne directly operated stores, although DTC revenues in the Greater China Region in the month of June 2022 showed a positive trend compared to June 2021 as a result of a significant increase in e-commerce sales for both the Zegna and Thom Browne segments and the gradual recovery of in-store sales.

Revenues in the rest of the world for the six months ended June 30, 2022 amounted to €481,800 thousand, an increase of €167,031 thousand or 53.1%, compared to €314,769 thousand for the six months ended June 30, 2021 (Q1 up 47.6% year over year, further accelerating to growth of 58.7% in Q2 year over year). This increase was mainly attributable to the United States (+91.0%), Italy (+48.8%), the UK (+64.7%), France (+73.2%) and the United Arab Emirates (+58.3%), as well as Latin America (+76.0%). As a result of the ongoing conflict in Ukraine and wide-ranging sanctions on certain industries and parties in Russia, from March 2022 we suspended production of products for, as well as new order collection from, our Russian franchisees and distributors. There was no material effect on our revenues or results of operations as a result of the aforementioned suspension of production.
Revenues by product line
The following table sets forth a breakdown of revenues by product line for the six months ended June 30, 2022 and 2021.

	For the six months ended June 30,		Increase/(Decrease)
(€ thousands, except percentages)	2022	2021	2022 vs 2021	%
Zegna branded products	425,252	376,182	49,070	13.0%
Thom Browne	185,166	142,219	42,947	30.2%
Textile	68,968	44,478	24,490	55.1%
Third Party Brands	47,341	32,901	14,440	43.9%
Agnona	35	323	(288)	(89.2)%
Other	2,231	7,237	(5,006)	(69.2)%
Total	728,993	603,340	125,653	20.8%
By product line, the increase in revenues was mainly attributable to:

(i)an increase of €49,070 thousand (+13.0%) in Zegna branded products, primarily driven by: (a) the continued positive performance of shoes and luxury leisurewear, as well as the rebound of our tailoring and Made to Measure offerings, particularly in the United States and EMEA, as the first half of 2021 was impacted by COVID-19-related restrictions, and (b) the effects of price increases and price repositioning as part of the new Zegna One Brand Strategy (which is culminating with the Fall/Winter 2022 one brand collection);
(ii)an increase of €42,947 thousand (+30.2%) in Thom Browne reflecting strong wholesale demand and growth across all lines (in particular the women’s line), driven by sales for both our seasonal and our classic collections, as well as the roll out of the TMall platform for e-commerce sales in the Greater China Region (which commenced in the second half of 2021);
(iii)an increase of €24,490 thousand (+55.1%) in Textile, driven by the performance of the Lanificio Ermenegildo Zegna, Bonotto and Dondi brands as a result of an increase in orders for the Fall/Winter 2022 collection compared to Fall/Winter 2021 which was impacted by the COVID-19 pandemic, and the impact of Tessitura

Ubertino S.r.l., which was acquired in June 2021 and contributed an additional €4.6 million in the first six months of 2022 compared to the same period in the prior year, and
(iv)an increase of €14,440 thousand (+43.9%) in Third Party Brands, which benefited from higher orders for the Tom Ford brand for the Spring/Summer 2022 and Fall/Winter 2022 collections, as well as higher orders for the Gucci brand.
The following table sets forth a breakdown of revenues by product line for the three months ended March 31 and June 30 of 2022 and 2021 which we believe is useful considering the seasonal fluctuations in revenues as further described in the “—Overview” section.

	For the three months ended March 31,		Increase/(Decrease)		For the three months ended June 30,		Increase/(Decrease)
(€ thousands, except percentages)	2022	2021	2022 vs 2021	%	2022	2021	2022 vs 2021	%
Zegna branded products	223,979	183,483	40,496	22.1%	201,273	192,699	8,574	4.4%
Thom Browne	97,937	80,223	17,714	22.1%	87,229	61,996	25,233	40.7%
Textile	30,244	18,378	11,866	64.6%	38,724	26,100	12,624	48.4%
Third Party Brands	24,402	15,558	8,844	56.8%	22,939	17,343	5,596	32.3%
Agnona	25	139	(114)	(82.0)%	10	184	(174)	(94.6)%
Other	992	3,413	(2,421)	(70.9)%	1,239	3,824	(2,585)	(67.6)%
Total	377,579	301,194	76,385	25.4%	351,414	302,146	49,268	16.3%
Revenues by sales channel
The following table sets forth a breakdown of revenues by sales channel for the six months ended June 30, 2022 and 2021.

	For the six months ended June 30,		Increase/(Decrease)
(€ thousands, except percentages)	2022	2021	2022 vs 2021	%
Direct to Consumer (DTC) - Zegna branded products	361,850	317,814	44,036	13.9%
Direct to Consumer (DTC) - Thom Browne branded products	66,174	60,734	5,440	9.0%
Total Direct to Customer (DTC)	428,024	378,548	49,476	13.1%
Wholesale Zegna branded products	63,402	58,368	5,034	8.6%
Wholesale Thom Browne branded products	118,992	81,485	37,507	46.0%
Wholesale Third Party Brands and Textile	116,309	77,379	38,930	50.3%
Wholesale Agnona	35	323	(288)	(89.2)%
Total Wholesale	298,738	217,555	81,183	37.3%
Other	2,231	7,237	(5,006)	(69.2)%
Total revenues	728,993	603,340	125,653	20.8%

By sales channel, the increase in revenues was mainly attributable to:
(i)an increase of €49,476 thousand (+13.1%) in the DTC channel, related to;
(a)Zegna branded products (€44,036 thousand, +13.9%), driven by significant growth in the United States where revenues more than doubled, primarily reflecting organic growth and, to a lesser extent, the effects of thirteen net store openings compared to June 30, 2021 (including the conversion from wholesale to directly operated stores of twelve Nordstrom points of sale), and EMEA, where revenues nearly doubled, partially offset by the Greater China Region, which was impacted by the temporary closure of stores and lower customer traffic primarily from mid-March 2022 until the end of May 2022 as a result of COVID-19-related restrictions. Despite certain continuing restrictions, DTC revenues of Zegna branded products in the Greater China Region in the month of June 2022 were almost in line with June 2021 as a result of strong e-commerce sales and a rebound in sales at our directly operated stores, and

(b)Thom Browne branded products (€5,440 thousand, +9.0%), driven by high double digit growth in the United States, EMEA and Japan, including eight net store openings worldwide compared to June 30, 2021, partially offset by the effects of the aforementioned temporary closure of stores and lower customer traffic in the Greater China Region. In the month of June 2022 DTC revenues of Thom Browne branded products in the Greater China Region rebounded with double digit growth compared to June 2021 as a result of strong e-commerce sales and the additional contribution from three new net store openings in the region compared to June 30, 2021, although certain restrictions remained in place, and
(ii)an increase of €81,183 thousand (+37.3%) in the Wholesale channel, mainly due to:
(a)Thom Browne branded products (€37,507 thousand, +46.0%) driven by strong demand in all lines (in particular the women’s line) and major geographical areas, driven by sales of both our seasonal and our classic collections, and
(b)Third Party Brands and Textile (€38,930 thousand, +50.3%) driven by the performance of the Lanificio Ermenegildo Zegna, Bonotto and Dondi brands as a result of an increase in orders for the Fall/Winter 2022 collection compared to Fall/Winter 2021 which was impacted by the COVID-19 pandemic, and the impact of Tessitura Ubertino S.r.l., which was acquired in June 2021 and contributed an additional €4.6 million in the first six months of 2022 compared to the same period in the prior year, as well as higher orders for the Tom Ford brand for the Spring/Summer 2022 and Fall/Winter 2022 collections, as well as higher orders for the Gucci brand.
The following table sets forth a breakdown of revenues by sales channel for the three months ended March 31 and June 30 of 2022 and 2021 which we believe is useful considering the seasonal fluctuation in revenues as further described in the “—Overview” section.

	For the three months ended March 31,		Increase/(Decrease)		For the three months ended June 30,		Increase/(Decrease)
(€ thousands, except percentages)	2022	2021	2022 vs 2021	%	2022	2021	2022 vs 2021	%
Direct to Consumer (DTC) - Zegna branded products	183,909	149,228	34,681	23.2%	177,941	168,586	9,355	5.5%
Direct to Consumer (DTC) - Thom Browne branded products	34,181	27,947	6,234	22.3%	31,993	32,787	(794)	(2.4)%
Total Direct to Customer (DTC)	218,090	177,175	40,915	23.1%	209,934	201,373	8,561	4.3%
Wholesale Zegna branded products	40,070	34,255	5,815	17.0%	23,332	24,113	(781)	(3.2)%
Wholesale Thom Browne branded products	63,756	52,276	11,480	22.0%	55,236	29,209	26,027	89.1%
Wholesale Third Party Brands and Textile	54,646	33,936	20,710	61.0%	61,663	43,443	18,220	41.9%
Wholesale Agnona	25	139	(114)	(82.0)%	10	184	(174)	(94.6)%
Total Wholesale	158,497	120,606	37,891	31.4%	140,241	96,949	43,292	44.7%
Other	992	3,413	(2,421)	(70.9)%	1,239	3,824	(2,585)	(67.6)%
Total revenues	377,579	301,194	76,385	25.4%	351,414	302,146	49,268	16.3%

Revenues by geographical area
The following table sets forth a breakdown of revenues by geographical area for the six months ended June 30, 2022 and 2021.

	For the six months ended June 30,		Increase/(Decrease)
(€ thousands, except percentages)	2022	2021	2022 vs 2021	%
EMEA (1)	260,627	182,531	78,096	42.8%
of which Italy	125,996	84,682	41,314	48.8%
of which UK	23,544	14,295	9,249	64.7%
North America (2)	135,275	70,701	64,574	91.3%
of which United States	124,291	65,074	59,217	91.0%
Latin America (3)	12,525	7,118	5,407	76.0%
APAC (4)	318,825	340,875	(22,050)	(6.5)%
of which Greater China Region	247,193	288,571	(41,378)	(14.3)%
of which Japan	30,240	24,501	5,739	23.4%
Other (5)	1,741	2,115	(374)	(17.7)%
Total	728,993	603,340	125,653	20.8%
________________________________________
(1)EMEA includes Europe, the Middle East and Africa.
(2)North America includes the United States of America and Canada.
(3)Latin America includes Mexico, Brazil and other Central and South American countries.
(4)APAC includes the Greater China Region, Japan, South Korea, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(5)Other revenues mainly include royalties and certain sales of old season products.

By geographical area, the increase in revenues was mainly related to:
(i)an increase of €78,096 thousand (+42.8%) in EMEA driven by DTC Zegna branded products, with revenues nearly doubling, and Thom Browne in both the DTC and Wholesale channels, as well as significant growth in the Textile business, which all rebounded from the first half of 2021 which was more adversely impacted by the COVID-19 pandemic,
(ii)an increase of €64,574 thousand (+91.3%) in North America, which almost doubled in both the first and second quarters of 2022 compared to 2021, primarily driven by (a) organic growth of DTC Zegna branded products with a positive performance across all categories and, to a lesser extent, thirteen net store openings compared to June 30, 2021 (including the conversion from wholesale to directly operated stores of twelve Nordstrom points of sale), as well as higher orders for the Tom Ford brand, (b) an increase in DTC Thom Browne branded products and (c) positive foreign currency exchange impact due to the strengthening of the U.S. Dollar compared to the Euro, and

(iii)an increase of €5,407 thousand (+76.0%) in Latin America driven by DTC sales of Zegna-branded products in Mexico and Brazil;

partially offset by:
(iv)a decrease of €22,050 thousand (-6.5%) in APAC, which was impacted by the temporary closure of stores and lower customer traffic in the Greater China Region primarily from mid-March 2022 until the end of May 2022 as a result of COVID-19-related restrictions, impacting both Zegna and Thom Browne directly operated stores. Despite certain continuing restrictions, DTC revenues in the Greater China Region in the month of June 2022 increased compared to June 2021 as a result of strong e-commerce sales and sales at our directly operated stores in both the Zegna and Thom Browne segments.

The following table sets forth a breakdown of revenues by geographical area for the three months ended March 31 and June 30 of 2022 and 2021 which we believe is useful considering the seasonal fluctuation in revenues as further described in the “—Overview” section.

	For the three months ended March 31,		Increase/(Decrease)		For the three months ended June 30,		Increase/(Decrease)
(€ thousands, except percentages)	2022	2021	2022 vs 2021	%	2022	2021	2022 vs 2021	%
EMEA (1)	134,456	96,812	37,644	38.9%	126,171	85,719	40,452	47.2%
of which Italy	64,091	48,159	15,932	33.1%	61,905	36,523	25,382	69.5%
of which UK	10,970	5,177	5,793	111.9%	12,574	9,118	3,456	37.9%
North America (2)	61,803	33,381	28,422	85.1%	73,472	37,320	36,152	96.9%
of which United States	56,933	28,868	28,065	97.2%	67,358	36,206	31,152	86.0%
Latin America (3)	5,665	2,995	2,670	89.1%	6,860	4,123	2,737	66.4%
APAC (4)	174,816	167,259	7,557	4.5%	144,009	173,616	(29,607)	(17.1)%
of which Greater China Region	141,980	141,570	410	0.3%	105,213	147,001	(41,788)	(28.4)%
of which Japan	14,139	12,812	1,327	10.4%	16,101	11,689	4,412	37.7%
Other (5)	839	747	92	12.3%	902	1,368	(466)	(34.1)%
Total	377,579	301,194	76,385	25.4%	351,414	302,146	49,268	16.3%
________________________________________
(1)EMEA includes Europe, the Middle East and Africa.
(2)North America includes the United States of America and Canada.
(3)Latin America includes Mexico, Brazil and other Central and South American countries.
(4)APAC includes the Greater China Region, Japan, South Korea, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(5)Other revenues mainly include royalties and certain sales of old season products.

For further details relating to the revenues of each of Zegna’s two segments, see “—Results by Segment” below.

Cost of raw materials and consumables
Cost of raw materials and consumables consists primarily of the cost for materials and components used to manufacture Zegna’s products, such as wool, silk, leather and other fabrics, as well as the costs incurred for semi-finished products, finished goods and consumables. Cost of raw materials and consumables also includes write downs of raw materials and finished product inventory.
The following table sets forth the cost of raw materials and consumables for the six months ended June 30, 2022 and 2021.

	For the six months ended June 30,		(Increase)/Decrease
(€ thousands, except percentages)	2022	2021	2022 vs 2021	%
Cost of raw materials and consumables	(162,518)	(161,298)	(1,220)	(0.8)%
Cost of raw materials and consumables as % of revenues	(22.3)%	(26.7)%
Cost of raw materials and consumables for the six months ended June 30, 2022 amounted to €162,518 thousand, an increase of €1,220 thousand or 0.8%, compared to €161,298 thousand for the six months ended June 30, 2021.
Cost of raw materials and consumables as a percentage of revenues decreased from 26.7% for the six months ended June 30, 2021 to 22.3% for the six months ended June 30, 2022, driven by the effects of price increases and price repositioning as part of the new Zegna One Brand Strategy which generated an increase in revenues, as well as purchasing and production efficiencies as a result of higher volumes to support the increase in sales and a favorable change in mix of production inputs, partially offset by higher prices for certain raw materials.
Purchased, outsourced and other costs
Purchased, outsourced and other costs mainly consist of consultancy fees and corporate bodies fees, selling, advertising and marketing expenses (which include communication and marketing costs, and expenses for advertising, media and events), lease expenses (primarily variable rents which are not dependent on an index or rate), service costs for outsourced manufacturing from third parties on commissions, freight, insurance and selling expenses, utilities and maintenance expenses, as well as royalties and other services.
The following table sets forth the purchased, outsourced and other costs for the six months ended June 30, 2022 and 2021:

	For the six months ended June 30,		(Increase)/Decrease
(€ thousands, except percentages)	2022	2021	2022 vs 2021	%
Purchased, outsourced and other costs	(187,340)	(138,019)	(49,321)	(35.7)%
Purchased, outsourced and other costs as % of revenues	(25.7)%	(22.9)%
Purchased, outsourced and other costs for the six months ended June 30, 2022 amounted to €187,340 thousand, an increase of €49,321 thousand or 35.7%, compared to €138,019 thousand for the six months ended June 30, 2021.
The increase in purchased, outsourced and other costs was primarily attributable to (i) an increase of €13,561 thousand of advertising and marketing expenses in line with the Group’s marketing strategy, (ii) an increase in costs of €11,974 thousand for the outsourcing of production and €8,764 thousand for freight, insurance and selling expenses, with both increases driven by higher sales volumes and an increased proportion of outsourced manufacturing, (iii) an increase in consultancy fees and corporate bodies fees of €8,699 thousand mainly to reinforce the Group’s corporate governance as a result of becoming a public company in December 2021 and (iv) an increase in lease expenses of €3,074 thousand mainly due to lower rent reductions received in the first half of 2022 compared to the first half of 2021 as a result of the COVID-19 pandemic (rent reductions amounted to €3,865 thousand for the six months ended June 30, 2022 compared to €6,120 thousand for the six months ended June 30, 2021).

Purchased, outsourced and other costs as a percentage of revenues increased from 22.9% for the six months ended June 30, 2021 to 25.7% for the six months ended June 30, 2022, mainly as a result of higher advertising and marketing expenses, an increased proportion of outsourced manufacturing and higher costs to reinforce the Group’s corporate governance as described above.

Personnel costs
Personnel costs include expenses related to wages and salaries for Zegna’s employees, social and pension contributions, severance indemnities, uniforms, benefits and other payroll expenses, as well as share-based payments.

The following table sets forth personnel costs for the six months ended June 30, 2022 and 2021:

	For the six months ended June 30,		(Increase)/Decrease
(€ thousands, except percentages)	2022	2021	2022 vs 2021	%
Personnel costs	(198,534)	(160,201)	(38,333)	(23.9)%
Personnel costs as % of revenues	(27.2)%	(26.6)%	(0.6)%	(2.3)%

Personnel costs for the six months ended June 30, 2022 amounted to €198,534 thousand, an increase of €38,333 thousand or 23.9%, compared to €160,201 thousand for the six months ended June 30, 2021.
The increase in personnel costs was primarily attributable to (i) an increase in the number of employees as a result of reinforcing various corporate functions as a result of becoming a public company in December 2021 and an increase in directly operated stores (eleven net store openings compared to June 30, 2021), and (ii) an increase in performance-linked compensation, partially offset by lower severance costs of €5,730 thousand compared to June 30, 2021, mainly as a result of costs incurred in the first half of 2021 for the closure of a production plant in Spain.
Personnel costs as a percentage of revenues increased from 26.6% for the six months ended June 30, 2021 to 27.2% for the six months ended June 30, 2022.
Depreciation, amortization and impairment of assets
Depreciation, amortization and impairment of assets consist of depreciation and amortization expenses related to property, plant and equipment, right-of-use assets and intangible assets with finite useful lives (therefore excluding goodwill and brands). These costs are depreciated or amortized over their useful life. Impairment of assets includes impairments of right-of-use assets, property, plant and equipment and intangible assets.
The following table sets forth a breakdown of depreciation, amortization and impairment of assets for the six months ended June 30, 2022 and 2021:

	For the six months ended June 30,		(Increase)/Decrease
(€ thousands, except percentages)	2022	2021	2022 vs 2021	%
Depreciation and amortization	(84,464)	(74,344)	(10,120)	(13.6)%
Impairment of assets	(3,740)	(4,261)	521	12.2%
Depreciation, amortization and impairment of assets	(88,204)	(78,605)	(9,599)	(12.2)%
Depreciation and amortization as % of revenues	(11.6)%	(12.3)%
Impairment of assets as % of revenues	(0.5)%	(0.7)%
Depreciation, amortization and impairment of assets as % of revenues	(12.1)%	(13.0)%

Depreciation, amortization and impairment of assets for the six months ended June 30, 2022 amounted to €88,204 thousand, an increase of €9,599 thousand or 12.2%, compared to €78,605 thousand for the six months ended June 30, 2021.
The increase in depreciation, amortization and impairment of assets was primarily attributable to (i) higher depreciation and amortization of €10,120 thousand and, in particular, higher amortization of right-of-use assets of

€7,657 thousand driven by new lease contracts for new store openings and the use of certain assets previously owned by the Group prior to the Disposition (which was completed on November 1, 2021) that are now leased from third parties, higher amortization of intangible assets with a finite useful life of €1,516 thousand driven by investments in an enterprise resource management system and higher depreciation of property, plant and equipment of €947 thousand, partially offset by (ii) lower impairment of assets of €521 thousand.

Depreciation, amortization and impairment of assets as a percentage of revenues decreased from 13.0% for the six months ended June 30, 2021 to 12.1% for the six months ended June 30, 2022.
Write downs and other provisions
Costs for write downs and other provisions mainly include the bad-debt provision on current receivables, impairment of held for sale assets (2021 only), and accruals for legal expenses.
The following table sets forth write downs and other provisions for the six months ended June 30, 2022 and 2021:

	For the six months ended June 30,		(Increase)/Decrease
(€ thousands, except percentages)	2022	2021	2022 vs 2021	%
Write downs and other provisions	(654)	(3,174)	2,520	79.4%
Write downs and other provisions as % of revenues	(0.1)%	(0.5)%

Write downs and other provisions for the six months ended June 30, 2022 amounted to €654 thousand, a decrease of €2,520 thousand compared to €3,174 thousand for the six months ended June 30, 2021.
The change in write downs and other provisions was primarily attributable to a provision recognized in the six months ended June 30, 2021 for €4,020 thousand related to losses incurred by Agnona subsequent to the Group’s sale of a majority stake in Agnona in January 2021, for which the Group was required to compensate the company in accordance with the terms of the related sale agreement.
Other operating costs
Other operating costs include indirect taxes, gifts and donations, bank fees, travel expenses, stationary and similar materials, losses and gains on disposals of assets, penalties and other expenses.
The following table sets forth other operating costs for the six months ended June 30, 2022 and 2021:

	For the six months ended June 30,		(Increase)/Decrease
(€ thousands, except percentages)	2022	2021	2022 vs 2021	%
Operating costs	(16,413)	(15,664)	(749)	(4.8)%
Operating costs as % of revenues	(2.3)%	(2.6)%

Other operating costs €16,413 thousand for the six months ended June 30, 2022 were substantially in line with €15,664 thousand for the six months ended June 30, 2021.
Financial income and financial expenses
Financial income and financial expenses primarily include the effects of fair value changes on put options owned by non-controlling interests in Zegna’s investments in the Thom Browne Group, the Gruppo Dondi S.p.A. and the Lanificio Ermenegildo Zegna e Figli S.p.A. (2021 only as the Group purchased the remaining non-controlling interest in July 2021), and fair value changes in liabilities for warrants and cash-settled share-based payments, as well as income and expenses relating to Zegna’s financial assets and liabilities, including interest, and the costs of hedging.

The following tables set forth financial income and financial expenses for the six months ended June 30, 2022 and 2021:

	For the six months ended June 30,		Increase/(Decrease)
(€ thousands, except percentages)	2022	2021	2022 vs 2021	%
Financial income	15,901	32,531	(16,630)	(51.1)%
Financial income as % of revenues	2.2%	5.4%
Financial income for the six months ended June 30, 2022 amounted to €15,901 thousand, a decrease of €16,630 thousand or 51.1%, compared to €32,531 thousand for the six months ended June 30, 2021. The decrease in financial income was primarily attributable to the gain of €20,675 thousand recognized in the first half of 2021 following the Group’s purchase of an additional 5% of Thom Browne in June 2021 and the derecognition of a portion of the put option liability on non-controlling interests and (ii) a decrease of €3,245 thousand in gains from securities held by the Group, partially offset by a gain of €8,417 thousand from the remeasurement to fair value of warrant liabilities at June 30, 2022.

	For the six months ended June 30,		(Increase)/Decrease
(€ thousands, except percentages)	2022	2021	2022 vs 2021	%
Financial expenses	(41,965)	(16,685)	(25,280)	(151.5)%
Financial expenses as % of revenues	(5.8)%	(2.8)%

Financial expenses for the six months ended June 30, 2022 amounted to €41,965 thousand, an increase of €25,280 thousand or 151.5%, compared to €16,685 thousand for the six months ended June 30, 2021. The increase in financial expenses was primarily attributable to (i) an increase of €11,681 thousand relating to securities held by the Group, (ii) the change in the fair value of the Thom Browne put option liability of €15,705 thousand in the first half of 2022 and (iii) an increase of €3,790 thousand for costs relating to hedging driven by an increase in hedging operations.
Foreign exchange losses
Foreign exchange losses include realized losses and gains on exchange differences and on fair value adjustments of derivatives and the effects of exchange rates from the remeasurement of options and warrant liabilities.
The following table sets forth foreign exchange losses for the six months ended June 30, 2022:

	For the six months ended June 30,		(Increase)/Decrease
(€ thousands, except percentages)	2022	2021	2022 vs 2021	%
Foreign exchange losses	(9,893)	(2,728)	(7,165)	n.m.(*)
Foreign exchange losses as % of revenues	(1.4)%	(0.5)%
________________________________________
(*) Throughout this section “n.m.” means not meaningful

Foreign exchange losses for the six months ended June 30, 2022 amounted to €9,893 thousand, an increase of €7,165 thousand compared to €2,728 thousand for the six months ended June 30, 2021. Foreign exchange losses for the six months ended June 30, 2022 primarily include unrealized losses of €12,270 thousand related to the Thom Browne put option liability and €3,072 thousand related to warrant liabilities, partially offset by €2,198 thousand of gains related to securities held by the Group, all driven by the strengthening of the U.S. Dollar compared to the Euro during the period.
Result and impairments of investments accounted for using the equity method
Result and impairments of investments accounted for using the equity method includes Zegna’s share of income and loss, as well as impairments, related to our investments recorded under the equity method of accounting.

The following tables set forth result and impairments of investments accounted for using the equity method for the six months ended June 30, 2022 and 2021:

	For the six months ended June 30,		Increase/(Decrease)
(€ thousands, except percentages)	2022	2021	2022 vs 2021	%
Result from investments accounted for using the equity method	2,661	(346)	3,007	n.m.
Result and impairments of investments accounted for using the equity method as % of revenues	0.4%	(0.1)%

Result from investments accounted for using the equity method for the six months ended June 30, 2022 amounted to a profit of €2,661 thousand, an increase of €3,007 thousand, compared to a loss of €346 thousand for the six months ended June 30, 2021, and primarily related to the positive results of the Group’s investments in Tom Ford International, LLC (“Tom Ford”) and, to a lesser extent, the other equity method investments held by the Group.
Income taxes
Income taxes include the current taxes on the results of Zegna’s operations and any changes in deferred income taxes.
The following table sets forth income taxes for the six months ended June 30, 2022 and 2021:

	For the six months ended June 30,		(Increase)/Decrease
(€ thousands, except percentages)	2022	2021	2022 vs 2021	%
Income taxes	(27,050)	(32,284)	5,234	16.2%
Income taxes as % of revenues	(3.7)%	(5.4)%

Income taxes for the six months ended June 30, 2022 amounted to €27,050 thousand compared to €32,284 thousand for the six months ended June 30, 2021.
The decrease in income taxes was primarily attributable to a decrease in profit before taxes.
In order to facilitate the understanding of the Group’s effective tax rate, in addition to the total effective tax rate, we also present the effective tax rate net of the Italian Regional Income Tax (“IRAP”) considering IRAP is calculated on a different basis compared to the Italian corporate income tax (“IRES”). IRAP is calculated on a measure of income defined by the Italian Civil Code as the difference between operating revenues and costs, before financial income and expense, the cost of fixed term employees, credit losses and any interest included in lease payments. IRAP is calculated using financial information prepared under Italian accounting standards. Zegna’s IRES tax rate was 24% for the six months ended June 30, 2022 and 2021 and the applicable IRAP rate was 5.57% for the parent company and 3.9% for the other Italian companies of the Group for each of the six months ended June 30, 2022 and 2021.
The effective tax rate net of IRAP was 51.7% for the six months ended June 30, 2022 compared to 48.9% for the six months ended June 30, 2021 (total effective tax rate of 56.3% and 50.0% for the six months ended June 30, 2022 and 2021, respectively).

Results by Segment
The following tables set forth revenues, Adjusted EBIT and Adjusted EBIT Margin by segment for the six months ended June 30, 2022 and 2021:

	For the six months ended June 30,		Increase/(Decrease)
(€ thousands, except percentages)	2022	2021	2022 vs 2021	%
Revenues
Zegna segment	552,966	465,899	87,067	18.7%
Thom Browne segment	185,769	142,553	43,216	30.3%
Eliminations	(9,742)	(5,112)	4,630	n.m.
Total revenues	728,993	603,340	125,653	20.8%

Adjusted EBIT
Zegna segment	51,116	38,984	12,132	31.1%
Thom Browne segment	31,562	27,829	3,733	13.4%
Total Adjusted EBIT	82,678	66,813	15,865	23.7%

Adjusted EBIT Margin
Zegna segment	9.2%	8.4%
Thom Browne segment	17.0%	19.5%
For additional information relating to Adjusted EBIT and Adjusted EBIT Margin, see “—Non-IFRS Financial Measures—Adjusted EBIT and Adjusted EBIT Margin”.
The following is a discussion of revenues, Adjusted EBIT and Adjusted EBIT Margin for each segment for the six months ended June 30, 2022 as compared to the six months ended June 30, 2021.
Zegna Segment
The following table sets forth revenues, Adjusted EBIT and Adjusted EBIT Margin for the six months ended June 30, 2022 and 2021.

	For the six months ended June 30,		Increase/(Decrease)
(€ thousands, except percentages)	2022	2021	2022 vs 2021	%
Revenues	552,966	465,899	87,067	18.7%
Adjusted EBIT	51,116	38,984	12,132	31.1%
Adjusted EBIT Margin	9.2%	8.4%

Revenues
Revenues for the Zegna segment for the six months ended June 30, 2022 amounted to €552,966 thousand, an increase of €87,067 thousand or 18.7%, compared to €465,899 thousand for the six months ended June 30, 2021.
The increase in revenues for the Zegna segment was primarily attributable to (i) an increase of €49,070 thousand (+13.0%) in Zegna branded products, particularly in the DTC channel and primarily driven by: (a) the continued positive performance of shoes and luxury leisurewear, as well as the rebound of our tailoring and Made to Measure offerings, particularly in the United States and EMEA, as the first half of 2021 was impacted by COVID-19-related restrictions, and (b) the effects of price increases and price repositioning as part of the new Zegna One Brand Strategy; (ii) an increase in the Textile business, driven by the performance of the Lanificio Ermenegildo Zegna, Bonotto and Dondi brands as a result of an increase in orders for the Fall/Winter 2022 collection compared to Fall/Winter 2021 which was impacted by the COVID-19 pandemic, as well as the impact of Tessitura Ubertino S.r.l., which was acquired in June 2021 and contributed an additional €4.6 million in the first six months of 2022 compared to the same period in the prior year, and (iii) an increase in Third Party

Brands business, which benefited from higher orders for the Tom Ford brand for the Spring/Summer 2022 and Fall/Winter 2022 collections, as well as higher orders for the Gucci brand.
Adjusted EBIT and Adjusted EBIT Margin
Adjusted EBIT for the Zegna segment amounted to €51,116 thousand for the six months ended June 30, 2022, an increase of €12,132 thousand or 31.1%, compared to €38,984 thousand for the six months ended June 30, 2021, respectively (Adjusted EBIT Margin of 9.2% and 8.4%).
The increase in Adjusted EBIT was primarily attributable to: (i) higher revenues of €87,067 thousand as further described above, including the effects of price increases and price repositioning as part of the new Zegna One Brand Strategy, and (ii) purchasing and production efficiencies as a result of higher volumes to support the increase in sales, partially offset by (iii) higher advertising and marketing expenses, (iv) higher costs to reinforce the Group’s corporate governance and various corporate functions as a result of becoming a public company in December 2021, and (v) higher prices for certain raw materials.
Thom Browne Segment
The following table sets forth revenues, Adjusted EBIT and Adjusted EBIT Margin for the six months ended June 30, 2022 as compared to the six months ended June 30, 2021.

	For the six months ended June 30,		Increase/(Decrease)
(€ thousands, except percentages)	2022	2021	2022 vs 2021	%
Revenues	185,769	142,553	43,216	30.3%
Adjusted EBIT	31,562	27,829	3,733	13.4%
Adjusted EBIT Margin	17.0%	19.5%
Revenues

Revenues for the Thom Browne segment for the six months ended June 30, 2022 amounted to €185,769 thousand, an increase of €43,216 thousand, or 30.3%, compared to €142,553 thousand for the six months ended June 30, 2021.
The increase in revenues for the Thom Browne segment was primarily attributable to (i) an increase in Wholesale revenues (€37,507 thousand, +46.0%), including growth across all lines (in particular the women’s line) and in all major geographical areas, driven by sales for both our seasonal and our classic collections, and (ii) DTC revenues (€5,440 thousand, +9.0%), driven by double digit growth in the United States, EMEA and Japan, including eight net store openings worldwide compared to June 30, 2021, partially offset by the effects of the aforementioned temporary closure of stores and lower customer traffic in the Greater China Region. In the month of June 2022 DTC revenues of Thom Browne branded products in the Greater China Region rebounded with double digit growth compared to June 2021 as a result of strong e-commerce sales, including the roll out of the TMall platform for e-commerce sales in the region which commenced in the second half of 2021, and the additional contribution from three new net store openings in the region compared to June 30, 2021, although certain restrictions remained in place.
Adjusted EBIT and Adjusted EBIT Margin
Adjusted EBIT for the Thom Browne segment amounted to €31,562 thousand, an increase of €3,733 thousand or 13.4%, compared to €27,829 thousand for the six months ended June 30, 2022, respectively (Adjusted EBIT Margin of 17.0% and 19.5%).
The increase in Adjusted EBIT for the Thom Browne segment was primarily attributable to (i) higher revenues of €43,216 thousand as further described above, including the effects of price increases, partially offset by (ii) costs related to the DTC store network expansion (eight net store openings at June 30, 2022 compared to June 30, 2021), (iii) higher costs to reinforce corporate governance and various corporate functions as a result of becoming a public company in December 2021, (iv) an increase in performance-linked compensation, and (v) higher prices for certain raw materials.

Liquidity and Capital Resources
Overview
Zegna’s principal sources of liquidity are cash flows from operations, borrowings available under bank credit lines and other forms of indebtedness, as well as available cash and cash equivalents. Zegna requires liquidity in order to meet its obligations and fund its business. Short-term liquidity is required to fund ongoing cash requirements, including to purchase raw materials, consumables and goods for production, as well as to fund costs for services and other expenses. In addition to its general working capital and operational needs, Zegna uses significant amounts of cash for the following purposes: (i) capital expenditures to support its existing and future commercial network and production facilities (ii) principal and interest payments under its financial obligations, (iii) acquisitions, and (iv) returns of capital, including share repurchases and other corporate activities. Zegna makes capital investments primarily for the opening of new stores or the renovation of existing stores, as well as for initiatives to enhance and adapt production facilities to new technologies and emerging needs and to upgrade information technology systems. Zegna believes its cash generation together with its available liquidity will be sufficient to meet its obligations and fund its business and capital expenditures for the foreseeable future.
Cash Flows
Six months ended June 30, 2022 compared to the six months ended June 30, 2021
The following table summarizes the cash flows from or used in operating, investing and financing activities for each of the six months ended June 30, 2022 and 2021. Refer to the semi-annual condensed consolidated cash flow statement included elsewhere in this document for additional information.

	For the six months ended June 30,		Increase/(Decrease)
(€ thousands)	2022	2021	2022 vs 2021
Net cash flows from operating activities	28,375	90,871	(62,496)
Net cash flows used in in investing activities	(14,654)	(89,286)	74,632
Net cash flows used in in financing activities	(135,081)	(27,882)	(107,199)
Effects of exchange rate changes on cash and cash equivalents	8,452	2,763	5,689
Net decrease in cash and cash equivalents	(112,908)	(23,534)	(89,374)
Cash and cash equivalents at the beginning of the period	459,791	317,291	142,500
Cash and cash equivalents at the end of the period included within assets held for sale	—	(7,820)	7,820
Cash and cash equivalents at end of the period	346,883	285,937	60,946

Net cash flows from operating activities
Net cash flows from operating activities amounted to €28,375 thousand for the six months ended June 30, 2022 compared to €90,871 thousand for the six months ended June 30, 2021. The change of €62,496 thousand between periods was primarily attributable to the combined effects of:
(i)€100,263 thousand from a negative change in cash flows from other operating assets and liabilities (cash used of €69,396 thousand in the first half of 2022 compared to a cash generated of €30,867 thousand in the first half of 2021). The change in other operating assets and liabilities for the six months ended June 30, 2022 included payments of: (a) €24,556 thousand to settle lease agreement claims, (b) €10,923 thousand for a special gift to all employees of the Group as a result of the Company’s listing completed on December 20, 2021 (which was reimbursed by Monterubello), (c) €10,632 thousand relating to an increase of VAT credit in Italy, (d) €8,342 thousand relating to higher prepaid expenses, and (e) €6,052 thousand relating to the closure of a production plant in Spain;
(ii)€12,418 thousand from a negative change in cash flows from Trade Working Capital (€57,161 thousand of cash absorbed in the first half of 2022 compared to €44,743 thousand in the first half of 2021). For the six months ended June 30, 2022, the change of €57,161 thousand in Trade Working Capital includes (a) €51,806 thousand relating to an increase in inventories, primarily to support the growth in sales and higher overall activity levels, including investments in the Zegna Essentials collection, as well as higher inventories of the Spring/Summer 2022 collection in the Greater China Region as a result of COVID-19-related restrictions in the region that affected our operations, (b) €3,341 thousand relating to the change in trade receivables and (c) €2,014 thousand relating to the change in trade payables including customer advances;
partially offset by:
(iii)an increase in Adjusted EBITDA of €26,416 thousand, from €141,157 thousand for the six months ended June 30, 2021 to €167,573 thousand for the six months ended June 30, 2022 (see “—Non-IFRS Financial Measures” for important information on non-IFRS measures); and
(iv)lower taxes paid of €15,297 thousand (€25,440 thousand in the first half of 2022 compared to €40,737 thousand in the first half of 2021).
Net cash flows used in investing activities
Net cash flows used in investing activities for the six months ended June 30, 2022 amounted to €14,654 thousand compared to €89,286 thousand for the six months ended June 30, 2021. The change of €74,632 thousand between periods was primarily attributable to the combined effects of:
(i)advances for investments of €42,259 thousand made in the first half of 2021 for the purchase of a real estate property in London, England (previously 50% owned by Zegna), which was finalized in September 2021 (such real estate property was divested as part of the Disposition);
(ii)higher net proceeds from current financial assets and derivative instruments of €23,314 thousand (net proceeds of €9,836 thousand in the first half of 2022 compared to net payments of €13,478 thousand in the first half of 2021);
(iii)lower net payments for non-current financial assets of €9,546 thousand (proceeds of €796 thousand in the first half of 2022 compared to payments of €8,750 thousand in the first half of 2021);
(iv)lower payments for investments in property plant and equipment of €1,172 thousand (€15,824 thousand in the first half of 2022 compared to €16,996 thousand in the first half of 2021);
partially offset by:
(v)higher investments in intangible assets of €5,144 thousand (€12,715 thousand in the first half of 2022 compared to €7,571 thousand in the first half of 2021), mainly driven by investments in information technology related to a business transformation project focused on reviewing and evolving order to cash, logistics and distribution, retail operations and point-of-sale processes.
Net cash flow used in financing activities
Net cash flows used in financing activities for the six months ended June 30, 2022 amounted to €135,081 thousand compared to €27,882 thousand for the six months ended June 30, 2021. The change of €107,199 thousand between periods was primarily attributable to the combined effects of:
(i)net repayments of borrowings of €76,687 thousand in the first half of 2022 compared to net proceeds from borrowings of €50,407 thousand in the first half of 2021;
(ii)higher payments of lease liabilities of €14,991 thousand (€64,641 thousand in the first half of 2022 compared to €49,650 thousand in the first half of 2021) driven by new lease contracts for new store openings and the use of certain assets previously owned by the Group that are now leased from third parties subsequent to the Disposition (which was completed on November 1, 2021), as well as a payment of €5,013 thousand in the first half of 2022 to early terminate a lease contract related to a DTC store in Japan; and

(iii)higher dividends paid to non-controlling interest of €3,599 thousand (€4,147 thousand in the first half of 2022 compared to €548 thousand in the first half of 2021);
partially offset by:
(iv)proceeds of €10,923 thousand relating to the reimbursement to Zegna by Monterubello of a special gift to all employees of the Group, as a result of the Company’s listing completed on December 20, 2021, and
(v)payments of €30,653 thousand in the first half of 2021 for the acquisition of an additional 5% of Thom Browne based on the first tranche of the put option on non-controlling interests, bringing the Group’s ownership in Thom Browne to 90%.
Capital Expenditure
Capital expenditure is defined as the sum of cash outflows that result in additions to property, plant and equipment and intangible assets.
The following table shows a breakdown of capital expenditure by category for each of the six months ended June 30, 2022 and 2021:

	For the six months ended June 30,
(€ thousands)	2022	2021
Payments for property, plant and equipment	15,824	16,996
Payments for intangible assets	12,715	7,571
Capital expenditure	28,539	24,567

Capital expenditure for the six months ended June 30, 2022 and 2021 was €28,539 thousand and €24,567 thousand, respectively.
The majority of the Group’s capital expenditure investments are related to store network development (new store openings, store renewals or relocations, maintenance or franchising contributions) and were €13 million and €11 million for the six months ended June 30, 2022 and 2021, respectively.
Relevant investments are related to (i) the production area for both apparel and textile for €3 million and €2 million for the six months ended June 30, 2022 and 2021, respectively (ii) the information technology area for €11 million and €4 million for the six months ended June 30, 2022 and 2021, respectively. For the six month ended June 30, 2021, we also made investments in the real estate area for €4 million. The real estate business was disposed as part of the Disposition, which was completed in November 2021.
The most relevant investments in information technology were related to a business transformation project focused on reviewing and evolving order to cash, logistics and distribution, retail operations and point-of-sale processes and amounted to €8 million and €3 million for the six months ended June 30, 2022 and 2021 respectively.
Net Financial Indebtedness/(Cash Surplus)
Net Financial Indebtedness/(Cash Surplus) is defined as the sum of financial borrowings (current and non-current), derivative financial instruments, loans and certain other financial liabilities (recorded within other non-current financial liabilities in the consolidated statement of financial position), net of cash and cash equivalents, derivative financial instruments and certain other current financial assets. Net Financial Indebtedness/(Cash Surplus) is a non-IFRS measure. See “—Non-IFRS Financial Measures'' for important information on non-IFRS measures.
Zegna’s management believes that Net Financial Indebtedness/(Cash Surplus) is useful to monitor the level of net liquidity and financial resources available to Zegna. Zegna’s management believes this non-IFRS measure aids management, investors and analysts to analyze Zegna’s financial position and financial resources available, and to compare Zegna’s financial position and financial resources available with that of other companies.

The following table sets forth the calculation of Net Financial Indebtedness/(Cash Surplus) at June 30, 2022 and December 31, 2021:

(€ thousands)	At June 30, 2022	At December 31, 2021
Non-current borrowings	306,178	471,646
Current borrowings	246,470	157,292
Derivative financial instruments - Liabilities	21,483	14,138
Other non-current financial liabilities (other)(i)	35	7,976
Total borrowings, other financial liabilities and derivatives	574,166	651,052
Cash and cash equivalents	(346,883)	(459,791)
Derivative financial instruments - Assets	(11,135)	(1,786)
Other current financial assets (securities and financial receivables)(ii)	(319,278)	(334,244)
Total cash and cash equivalents, other current financial assets and derivatives	(677,296)	(795,821)
Net Financial Indebtedness/(Cash Surplus)	(103,130)	(144,769)
________________________________________
(i)Includes the other component of the “Other non-current financial liabilities” line item from Zegna’s semi-annual condensed consolidated statement of financial position.
(ii)Includes the securities and financial receivables components of the “Other current financial assets” line item from Zegna’s semi-annual condensed consolidated statement of financial position.

Net Financial Indebtedness/(Cash Surplus) amounted to €(103,130) thousand at June 30, 2022 compared to €(144,769) thousand at December 31, 2021, reflecting a change of €41,639 thousand that was mainly due to the combined effects of (i) a decrease in cash and cash equivalents of €112,908 thousand and (ii) a decrease in borrowings (current and non-current) driven by net repayments of €76,687 thousand. For additional information relating to the change in cash and cash equivalents see “—Cash Flows”.
The main components of Net Financial Indebtedness are further explained below.
Borrowings
Zegna enters into and manages debt facilities centrally in order to satisfy the short and medium-term needs of each of its subsidiaries based on criteria of efficiency and cost-effectiveness. Zegna has historically entered into and maintained with a diversified pool of lenders a total amount of committed credit lines that is considered consistent with its needs and suitable to ensure at any time the liquidity needed to satisfy and comply with all of its financial commitments, as well as guaranteeing an adequate level of operational flexibility for any expansion programs.
The key terms of Zegna’s credit facilities and the amount outstanding at June 30, 2022 are shown in the tables below, in thousands of Euros, unless otherwise indicated.

(€ thousands, except percentages)	Interest rates (bps)	Amount	2023	2024	2025	2026	2027 and beyond
Fixed	0.00% - 0.90%	145,583	75,635	22,242	33,968	3,980	9,758
Variable	0.60% - 1.48% (1)	407,065	170,835	183,201	53,029	—	—
Total		552,648	246,470	205,443	86,997	3,980	9,758
________________________________________
(1)Represents the spread over the variable component of the interest rate, which is generally based on Euribor.

The key terms of Zegna’s credit facilities and the amount outstanding at December 31, 2021 are shown in the tables below, in thousands of Euros, unless otherwise indicated.

(€ thousands, except percentages)	Interest rates (bps)	Amount	2022	2023	2024	2025	2026 and beyond
Fixed	0.00% - 0.90%	210,685	75,013	85,007	4,618	33,978	12,069
Variable	0.60% - 1.48% (1)	418,253	82,279	196,041	129,934	9,999	—
Total		628,938	157,292	281,048	134,552	43,977	12,069
________________________________________

(1)Represents the spread over the variable component of the interest rate, which is generally based on Euribor.

In June 2022 the Group entered into a bilateral financing agreement in the form of a committed revolving line for an amount of €100 million and for a period of 7 years. The interest rate is linked to the following two important ESG targets previously disclosed by the Group: (i) at least 50% of top priority raw materials are traced to their geography of origin and from lower-impact sources by 2026; and (ii) 100% of the electricity is from renewable sources in Europe and the United States by 2024. The line was undrawn at June 30, 2022.
For additional information see Note 16 — Borrowings to the Semi-Annual Condensed Consolidated Financial Statements included elsewhere in this Semi-Annual Report.
Debt covenants
Certain of Zegna’s borrowings and revolving lines are subject to financial covenants requiring Zegna to maintain a ratio of Net Financial Indebtedness to EBITDA equal or lower than 3.0 (calculated on an annual basis based on definitions specified in the related agreements, which may differ from the similarly named non-IFRS measures included elsewhere in this Semi-Annual Report), as well as negative pledges, pari passu, cross-default and change of control clauses. Failure to comply with these covenants may require Zegna to fully repay on demand the outstanding amounts. At December 31, 2021 (the last covenant date), Zegna had a positive Net Financial (Cash) position and was therefore in compliance with the covenants.
Derivative financial instruments
Zegna enters into certain derivative contracts in the course of its risk management activities, primarily to hedge the interest rate risk on its bank debt and the currency risk on sales made in currencies other than the Euro. Zegna only enters into these contracts for hedging purposes as Zegna’s financial management policy does not permit trading in financial instruments for speculative purposes. Derivative financial instruments meeting the hedge requirements of IFRS 9 — Financial Instruments (“IFRS 9”) are accounted for using hedge accounting. Changes in the fair value of derivative financial instruments not qualifying for hedge accounting are recognized in profit or loss in the relevant reporting period. The interest rate and currency derivatives used by Zegna are over the counter (OTC) instruments, meaning those negotiated bilaterally with market counterparties, and the determination of their current value is based on valuation techniques that use input parameters (such as interest rate curves, foreign exchange rates, etc.) observable on the market (level 2 of the fair value hierarchy defined in IFRS 13 — Fair Value Measurement). Derivatives are measured at fair value each reporting date by taking as a reference the applicable foreign currency exchange rates or the interest rates and yield curves observable at commonly quoted intervals.
The following table sets forth Zegna’s outstanding hedges at June 30, 2022 and December 31, 2021:

	At June 30, 2022			At December 31, 2021
(€ thousands)	Notional Amount	Positive Fair Value	Negative Fair Value	Notional Amount	Positive Fair Value	Negative Fair Value
Foreign currency exchange risk
Forward contracts	577,719	6,445	(20,834)	550,734	1,786	(11,726)
Deal-Contingent Option	—	—	—	109,244	—	—
Interest rate risk
Interest rate swaps	321,826	4,690	(649)	323,816	—	(2,412)
Total derivatives – Hedging	899,545	11,135	(21,483)	983,794	1,786	(14,138)
Total derivatives instruments - Asset/(Liabilities)	899,545	11,135	(21,483)	983,794	1,786	(14,138)

For additional information see Note 13 — Derivative financial instruments to the Semi-Annual Condensed Consolidated Financial Statements, included elsewhere in this Semi-Annual Report.
Other non-current financial liabilities
At June 30, 2022 other non-current financial liabilities amounted to €35 thousand (€7,976 thousand at December 31, 2021, primarily related to loans with a related party that were repaid in the first half of 2022).

Cash and cash equivalents
The table below sets forth the breakdown of Zegna’s cash and cash equivalents at June 30, 20222 and December 31, 2021:

	At June 30, 2022	At December 31, 2021	Increase/(Decrease)
(€ thousands, except percentages)			June 30, 2022 vs December 31, 2021	%
Cash on hand	3,003	1,651	1,352	81.9%
Bank balances	343,880	458,140	(114,260)	(24.9)%
Cash and cash equivalents	346,883	459,791	(112,908)	(24.6)%

Zegna may be subject to restrictions which limit its ability to use cash. In particular, cash held in China is subject to certain repatriation restrictions and may only be repatriated as dividends. Zegna does not believe that such transfer restrictions have any adverse impacts on its ability to meet liquidity requirements. Cash held in China at June 30, 2022 amounted to €86,242 thousand (€60,381 thousand at December 31, 2021). Certain restrictions over cash also exist in Argentina; however, such restrictions do not significantly impact Zegna as cash held in Argentina amounted to €248 thousand at June 30, 2022 (€244 thousand at December 31, 2021).
Other current financial assets (securities and financial receivables)
The table below sets forth the breakdown of Zegna’s securities and financial receivables, which are recorded within other current financial assets, at June 30, 2022, and December 31, 2021:

	At June 30, 2022	At December 31, 2021	Increase/(Decrease)
(€ thousands, except percentages)			June 30, 2022 vs December 31, 2021	%
Fair value through profit and loss
Insurance contracts	113,672	113,919	(247)	(0.2)%
Fixed income	63,875	68,947	(5,072)	(7.4)%
Hedge funds	45,556	41,483	4,073	9.8%
Equity	22,322	25,408	(3,086)	(12.1)%
Private equity	18,733	15,925	2,808	17.6%
Real estate funds	12,132	32,898	(20,766)	(63.1)%
Private debt	8,049	7,945	104	1.3%
Commodities	2,916	—	2,916	—%
Money market funds	2,754	2,007	747	37.2%
Total fair value through profit and loss	290,009	308,532	(18,523)	(6.0)%
Amortized cost or fair value through other comprehensive income
Floating income	17,664	20,687	(3,023)	(14.6)%
Fixed income	9,405	5,025	4,380	87.2%
Total amortized cost or fair value through other comprehensive income	27,069	25,712	1,357	5.3%
Securities (recorded within other current financial assets)	317,078	334,244	(17,166)	(5.1)%

Financial receivables(1) (recorded within other current financial assets)	2,200	—	2,200	—%

Total securities and financial receivables (recorded within other current financial assets)	319,278	334,244	(14,966)	(4.5)%

________________________________________
(1)Financial receivables of €2,200 thousand at June 30, 2022 relate to a loan granted to an associate company in the first half of 2022, which is due in May 2023.

Off-Balance Sheet Arrangements
Zegna has provided a financial guarantee to Tom Ford International LLC (an associate of Zegna) in relation to its payment obligations under a bank loan for an amount of US$7,500 thousand issued to Tom Ford International LLC in 2020 and maturing in March 2025. The guarantee was still effective as of the date of this Semi-Annual Report and no amounts have been claimed under the guarantee.
Non-IFRS Financial Measures
Zegna’s management monitors and evaluates operating and financial performance using several non-IFRS financial measures including: adjusted earnings before interest and taxes (“Adjusted EBIT”), Adjusted EBIT Margin, adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”), Adjusted Profit, Adjusted Basic Earnings per Share and Adjusted Diluted Earnings Per Share, Net Financial Indebtedness/(Cash Surplus) and Trade Working Capital. Zegna’s management believes that these non-IFRS financial measures provide useful and relevant information regarding Zegna’s financial performance and financial condition, and improve the ability of management and investors to assess and compare the financial performance and financial position of Zegna with those of other companies. They also provide comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other strategic and operational decisions. While similar measures are widely used in the industry in which Zegna operates, the financial measures that Zegna uses may not be comparable to other similarly named measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.
Adjusted EBIT and Adjusted EBIT Margin
Adjusted EBIT is defined as profit or loss before income taxes plus financial income, financial expenses, exchange losses and the result from investments accounted for using the equity method, adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operating activities, including, for one or all of the periods presented and as further described below, impairment of leased and owned stores, costs related to the Business Combination, a special donation to the UNHCR, severance indemnities and provision for severance expenses, proceeds to exit an existing lease agreement (key money) and certain costs related to the Agnona disposal. Adjusted EBIT Margin is defined as Adjusted EBIT divided by revenues of the applicable period.
Zegna’s management uses Adjusted EBIT and Adjusted EBIT Margin for internal reporting to assess performance and as part of the forecasting, budgeting and decision-making processes as they provide additional transparency regarding Zegna’s underlying operating performance. Zegna’s management believes these non-IFRS measures are useful because they exclude items that management believes are not indicative of Zegna’s underlying operating performance and allow management to view operating trends, perform analytical comparisons and benchmark performance between periods and among segments. Zegna’s management also believes that Adjusted EBIT and Adjusted EBIT Margin are useful for investors and analysts to better understand how management assesses Zegna’s underlying operating performance on a consistent basis and to compare Zegna’s performance with that of other companies. Accordingly, management believes that Adjusted EBIT and Adjusted EBIT Margin provide useful information to third party stakeholders in understanding and evaluating Zegna’s operating results.

The following table presents a reconciliation of Profit to Adjusted EBIT and provides the Adjusted EBIT Margin for the six months ended June 30, 2022 and 2021:

	For the six months ended June 30,
(€ thousands)	2022	2021
Profit	21,021	32,234
Income taxes	27,050	32,284
Financial income	(15,901)	(32,531)
Financial expenses	41,965	16,685
Exchange losses/(gains)	9,893	2,728
Result from investments accounted for using the equity method	(2,661)	346
Impairment of leased and owned stores(1)	3,309	4,261
Costs related to the Business Combination(2)	1,090	—
Special donation to the UNHCR(3)	1,000	—
Severance indemnities and provision for severance expenses(4)	912	6,642
Proceeds to exit lease (key money)(5)	(5,000)	—
Agnona disposal(6)	—	4,164
Adjusted EBIT	82,678	66,813

Revenues	728,993	603,340
Adjusted EBIT Margin (Adjusted EBIT / Revenues)	11.3%	11.1%
The adjustments to Adjusted EBIT during the six months ended June 30, 2022 and 2021 include the following items:
(1)Impairments of leased and owned stores, of which €2,764 thousand and €3,893 thousand relates to right-of-use assets, €530 thousand and €353 thousand relates to property, plant and equipment and €15 thousand and €15 thousand relates to intangible assets for the six months ended June 30, 2022 and 2021, respectively. This amount is recorded within the line item “depreciation, amortization and impairment of assets” in the semi-annual condensed consolidated statement of profit and loss and is related to the Zegna segment.
(2)Costs related to the Business Combination of €1,090 thousand relates to the grant of equity awards to management in 2021 with vesting subject to the public listing of the Company’s shares and certain other performance and/or service conditions. This amount is recorded within the line item “personnel costs” in the semi-annual condensed consolidated statement of profit and loss and is related to the Zegna segment for €1,043 thousand and to the Thom Browne segment for €47 thousand. For additional information please refer to Note 21 — Share-based payments of the Semi-Annual Condensed Consolidated Financial Statements.
(3)Relates to a donation of €1,000 thousand to the United Nations High Commissioner for Refugees (UNHCR) to support initiatives related to the humanitarian emergency in Ukraine. This amount is recorded within the line item “other operating costs” in the semi-annual condensed consolidated statement of profit and loss for the six months ended June 30, 2022 and is related to the Zegna segment.
(4)Relates to severance indemnities of the Zegna segment of €912 thousand and €6,642 thousand for the six months ended June 30, 2022 and 2021, respectively, recorded within the line item “personnel costs” in the semi-annual condensed consolidated statement of profit and loss.
(5)Relates to proceeds of €5,000 thousand received from a new tenant in order for Zegna to withdraw from an existing lease agreement of a commercial property. This amount is recorded within the line item “other income” in the semi-annual condensed consolidated statement of profit and loss for the six months ended June 30, 2022 and is related to the Zegna segment.
(6)Includes €4,020 thousand related to losses incurred by Agnona subsequent to the Group’s sale of a majority stake in Agnona in January 2021, for which the Group is required to compensate the company in accordance with the terms of the related sale agreement, as well as €144 thousand relating to the write down of the Group’s remaining 30% stake in Agnona. This amount is recorded within the line item “write downs and other provisions” in the semi-annual condensed consolidated statement of profit and loss and is related to the Zegna segment.

Adjusted EBITDA
Adjusted EBITDA is defined as profit or loss before income taxes plus, financial income, financial expenses, exchange losses, depreciation, amortization and impairment of assets and the result from investments accounted for using the equity method, adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operating activities, including, for one or all of the periods presented and as further described below, impairment of leased and owned stores, costs related to the Business Combination, a special donation to the UNHCR, severance indemnities and provision for severance expenses, proceeds to exit an existing lease agreement (key money) and certain costs related to the Agnona disposal.
Zegna’s management uses Adjusted EBITDA to understand and evaluate Zegna’s underlying operating performance. Zegna’s management believes this non-IFRS measure is useful because it excludes items that management believes are not indicative of Zegna’s underlying operating performance and allows management to view operating trends, perform analytical comparisons and benchmark performance between periods. Zegna’s management also believes that Adjusted EBITDA is useful for investors and analysts to better understand how management assesses Zegna’s underlying operating performance on a consistent basis and to compare Zegna’s performance with that of other companies. Accordingly, management believes that Adjusted EBITDA provides useful information to third party stakeholders in understanding and evaluating Zegna’s operating results.
The following table presents a reconciliation of Profit to Adjusted EBITDA for the six months ended June 30, 2022 and 2021:

	For the six months ended June 30,
(€ thousands)	2022	2021
Profit	21,021	32,234
Income taxes	27,050	32,284
Financial income	(15,901)	(32,531)
Financial expenses	41,965	16,685
Exchange losses	9,893	2,728
Depreciation, amortization and impairment of assets	88,204	78,605
Result from investments accounted for using the equity method	(2,661)	346
Costs related to the Business Combination(1)	1,090	—
Special donation to the UNHCR(2)	1,000	—
Severance indemnities and provision for severance expenses(3)	912	6,642
Proceeds to exit lease (key money)(4)	(5,000)	—
Agnona disposal(5)	—	4,164
Adjusted EBITDA	167,573	141,157

The adjustments to Adjusted EBITDA during the six months ended June 30, 2022 and 2021 include the following items:
(1)Costs related to the Business Combination of €1,090 thousand relates to the grant of equity awards to management in 2021 with vesting subject to the public listing of the Company’s shares and certain other performance and/or service conditions. This amount is recorded within the line item “personnel costs” in the semi-annual condensed consolidated statement of profit and loss and is related to the Zegna segment for €1,043 thousand and to the Thom Browne segment for €47 thousand. For additional information please refer to Note 21 — Share-based payments of the Semi-Annual Condensed Consolidated Financial Statements.
(2)Relates to a donation of €1,000 thousand to the United Nations High Commissioner for Refugees (UNHCR) to support initiatives related to the humanitarian emergency in Ukraine. This amount is recorded within the line item “other operating costs” in the semi-annual condensed consolidated statement of profit and loss for the six months ended June 30, 2022 and relates to the Zegna segment.
(3)Relates to severance indemnities of the Zegna segment of €912 thousand and €6,642 thousand for the six months ended June 30, 2022 and 2021, respectively, recorded within the line item “personnel costs” in the semi-annual condensed consolidated statement of profit and loss.

(4)Relates to proceeds of €5,000 thousand received from a new tenant in order for Zegna to withdraw from an existing lease agreement of a commercial property. This amount is recorded within the line item “other income” in the semi-annual condensed consolidated statement of profit and loss for the six months ended June 30, 2022 and is related to the Zegna segment.
(5)Includes €4,020 thousand related to losses incurred by Agnona subsequent to the Group’s sale of a majority stake in Agnona in January 2021, for which the Group is required to compensate the company in accordance with the terms of the related sale agreement, as well as €144 thousand relating to the write down of the Group’s remaining 30% stake in Agnona. This amount is recorded within the line item “write downs and other provisions” in the semi-annual condensed consolidated statement of profit and loss and is related to the Zegna segment.

Adjusted Profit
Adjusted Profit represents Profit adjusted for income and costs (net of tax effects) which are significant in nature and that management considers not reflective of underlying activities, including, for one or all of the periods presented and as further described below, impairment of leased and owned stores, costs related to the Business Combination, a special donation to the UNHCR, severance indemnities and provision for severance expenses, proceeds to exit an existing lease agreement (key money), certain costs related to the Agnona disposal and gains on the Thom Browne option realized in connection with the exercise of the option, as well as the tax effects of the adjusting items (calculated based on the applicable tax rates of the jurisdictions where the adjustments relate).
Zegna’s management uses Adjusted Profit to understand and evaluate Zegna’s underlying performance. Zegna’s management believes this non-IFRS measure is useful because it excludes items that management believes are not indicative of Zegna’s underlying performance and allows management to view performance trends, perform analytical comparisons and benchmark performance between periods. Zegna’s management also believes that Adjusted Profit is useful for investors and analysts to better understand how management assesses Zegna’s underlying performance on a consistent basis and to compare Zegna’s performance with that of other companies. Accordingly, management believes that Adjusted Profit provides useful information to third party stakeholders in understanding and evaluating Zegna’s results.
The following table presents a reconciliation of Profit to Adjusted Profit for the six months ended June 30, 2022 and 2021:

	For the six months ended June 30,
(€ thousands)	2022	2021
Profit	21,021	32,234
Impairment of leased and owned stores(1)	3,309	4,261
Costs related to the Business Combination(2)	1,090	—
Special donation to the UNHCR(3)	1,000	—
Severance indemnities and provision for severance expenses(4)	912	6,642
Proceeds to exit lease (key money)(5)	(5,000)	—
Agnona disposal(6)	—	4,164
Gain on Thom Browne option(7)	—	(20,675)
Tax effects on adjusting item(8)	491	(319)
Adjusted Profit	22,823	26,307

The adjustments to Adjusted Profit during the six months ended June 30, 2022 and 2021 include the following items:
(1)Impairments of leased and owned stores, of which €2,764 thousand and €3,893 thousand relates to right-of-use assets, €530 thousand and €353 thousand relates to property, plant and equipment and €15 thousand and €15 thousand relates to intangible assets for the six months ended June 30, 2022 and 2021, respectively. This amount is recorded within the line item “depreciation, amortization and impairment of assets” in the semi-annual condensed consolidated statement of profit and loss and is related to the Zegna segment.
(2)Costs related to the Business Combination of €1,090 thousand relates to the grant of equity awards to management in 2021 with vesting subject to the public listing of the Company’s shares and certain other performance and/or service conditions. This amount is recorded within the line item “personnel costs” in the semi-annual condensed consolidated statement of profit and loss and is related to the Zegna segment for €1,043 thousand and to the Thom Browne segment for €47 thousand. For additional information please refer to Note 21 — Share-based payments of the Semi-Annual Condensed Consolidated Financial Statements.
(3)Relates to a donation of €1,000 thousand to the United Nations High Commissioner for Refugees (UNHCR) to support initiatives related to the humanitarian emergency in Ukraine. This amount is recorded within the line item “other operating costs” in the semi-annual condensed consolidated statement of profit and loss for the six months ended June 30, 2022 and relates to the Zegna segment.
(4)Relates to severance indemnities of the Zegna segment of €912 thousand and €6,642 thousand for the six months ended June 30, 2022 and 2021, respectively, recorded within the line item “personnel costs” in the semi-annual condensed consolidated statement of profit and loss.
(5)Relates to proceeds of €5,000 thousand received from a new tenant in order for Zegna to withdraw from an existing lease agreement of a commercial property. This amount is recorded within the line item “other income” in the semi-annual condensed consolidated statement of profit and loss for the six months ended June 30, 2022 and is related to the Zegna segment.
(6)Includes €4,020 thousand related to losses incurred by Agnona subsequent to the Group’s sale of a majority stake in Agnona in January 2021, for which the Group is required to compensate the company in accordance with the terms of the related sale agreement, as well as €144 thousand relating to the write down of the Group’s remaining 30% stake in Agnona, both recognized in the six months ended June 30, 2021. This amount is recorded within the line item “write downs and other provisions” in the semi-annual condensed consolidated statement of profit and loss and is related to the Zegna segment.
(7)Reflects the financial income relating to options related to a gain of €20,675 thousand recognized following the purchase of an additional 5% of the Thom Browne Group on June 1, 2021. This amount is recorded within the line item “financial income” in the semi-annual condensed consolidated statement of profit and loss for the six months ended June 30, 2021 and relates to the Thom Browne segment.
(8)Includes the tax effects of the aforementioned adjustments.

Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share

Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share represent basic earnings per share and diluted earnings per share adjusted for income and costs (net of tax effects) which are significant in nature and that management considers not reflective of underlying activities, including, for one or all of the periods presented and as further described below, impairment of leased and owned stores, costs related to the Business Combination, a special donation to the UNHCR, severance indemnities and provision for severance expenses, proceeds to exit an existing lease agreement (key money), certain costs related to the Agnona disposal and gains on the Thom Browne option realized in connection with the exercise of the option, as well as the tax effects of the adjusting items (calculated based on the applicable tax rates of the jurisdictions where the adjustments relate) and excluding the impact of non-controlling interests on the adjusting items.
Zegna’s management uses Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share to understand and evaluate Zegna’s underlying performance. Zegna’s management believes this non-IFRS measure is useful because it excludes items that it does not believe are indicative of its underlying performance and allows it to view operating trends, perform analytical comparisons and benchmark performance between periods. Accordingly, management believes that Adjusted Basic and Diluted Earnings per Share provides useful information to third party stakeholders in understanding and evaluating Zegna’s operating results.

For the calculation of both Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share, the number of ordinary and potential ordinary shares outstanding for the six months ended June 30, 2021 reflects the Share Split performed as part of the Business Combination, which was completed on December 21, 2021.

The following table presents a reconciliation of Profit to Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share for the six months ended June 30, 2022 and 2021:

	For the six months ended June 30,
(€ thousands)	2022	2021
Profit	21,021	32,234
Impairment of leased and owned stores(1)	3,309	4,261
Costs related to the Business Combination(2)	1,090	—
Special donation to the UNHCR(3)	1,000	—
Severance indemnities and provision for severance expenses(4)	912	6,642
Proceeds to exit lease (key money)(5)	(5,000)	—
Agnona disposal(6)	—	4,164
Gain on Thom Browne option(7)	—	(20,675)
Tax effects on adjusting item(8)	491	(319)
Adjusted Profit	22,823	26,307
Impact of non-controlling interests(9)	6,990	4,077
Adjusted Profit attributable to shareholders of the Parent Company	15,833	22,230
Weighted average number of shares for basic earnings per share	237,314,960	201,580,550
Adjusted Basic Earnings per Share in €	0.07	0.11
Weighted average number of shares for diluted earnings per share	238,930,441	202,515,100
Adjusted Diluted Earnings per Share in €	0.07	0.11

The adjustments to Adjusted Diluted Earnings per Share during the six months ended June 30, 2022 and 2021 include the following items:
(1)Impairments of leased and owned stores, of which €2,764 thousand and €3,893 thousand relates to right-of-use assets, €530 thousand and €353 thousand relates to property, plant and equipment and €15 thousand and €15 thousand relates to intangible assets for the six months ended June 30, 2022 and 2021, respectively. This amount is recorded within the line item “depreciation, amortization and impairment of assets” in the semi-annual condensed consolidated statement of profit and loss and is related to the Zegna segment.
(2)Costs related to the Business Combination of €1,090 thousand relates to the grant of equity awards to management in 2021 with vesting subject to the public listing of the Company’s shares and certain other performance and/or service conditions. This amount is recorded within the line item “personnel costs” in the semi-annual condensed consolidated statement of profit and loss and is related to the Zegna segment for €1,043 thousand and to the Thom Browne segment for €47 thousand. For additional information please refer to Note 21 — Share-based payments of the Semi-Annual Condensed Consolidated Financial Statements.
(3)Relates to a donation of €1,000 thousand to the United Nations High Commissioner for Refugees (UNHCR) to support initiatives related to the humanitarian emergency in Ukraine. This amount is recorded within the line item “other operating costs” in the semi-annual condensed consolidated statement of profit and loss for the six months ended June 30, 2022 and relates to the Zegna segment.
(4)Relates to severance indemnities of the Zegna segment of €912 thousand and €6,642 thousand for the six months ended June 30, 2022 and 2021, respectively, recorded within the line item “personnel costs” in the semi-annual condensed consolidated statement of profit and loss.
(5)Relates to proceeds of €5,000 thousand received from a new tenant in order for Zegna to withdraw from an existing lease agreement of a commercial property. This amount is recorded within the line item “other income” in the semi-annual condensed consolidated statement of profit and loss for the six months ended June 30, 2022 and is related to the Zegna segment.
(6)Includes €4,020 thousand related to losses incurred by Agnona subsequent to the Group’s sale of a majority stake in Agnona in January 2021, for which the Group is required to compensate the company in accordance with the terms of the related sale agreement, as well as €144 thousand relating to the write down of the Group’s remaining 30% stake in Agnona, both recognized in the six months ended June 30, 2021. This amount is recorded within the line item “write downs and other provisions” in the semi-annual condensed consolidated statement of profit and loss and is related to the Zegna segment.
(7)Reflects the financial income relating to options related to a gain of €20,675 thousand recognized following the purchase of an additional 5% of the Thom Browne Group on June 1, 2021. This amount is recorded within the line item “financial income” in the semi-annual condensed consolidated statement of profit and loss for the six months ended June 30, 2021 and relates to the Thom Browne segment.
(8)Includes the tax effects of the aforementioned adjustments.
(9)Represents the Profit attributable to non-controlling interests plus the impact of non-controlling interests on the adjusting items.

Net Financial Indebtedness/(Cash Surplus)

Net Financial Indebtedness/(Cash Surplus) is defined as the sum of financial borrowings (current and non-current), derivative financial instruments, loans and certain other financial liabilities (recorded within other non-current financial liabilities in the consolidated statement of financial position), net of cash and cash equivalents, derivative financial instruments and certain other current financial assets.

Zegna’s management believes that Net Financial Indebtedness/(Cash Surplus) is useful to monitor the level of net liquidity and financial resources available to Zegna. Zegna’s management believes this non-IFRS measure aids management, investors and analysts to analyze Zegna’s financial position and financial resources available, and to compare Zegna’s financial position and financial resources available with that of other companies.

The following table sets forth the calculation of Net Financial Indebtedness/(Cash Surplus) at June 30, 2022 and at December 31, 2021:

(€ thousands)	At June 30, 2022	At December 31, 2021
Non-current borrowings	306,178	471,646
Current borrowings	246,470	157,292
Derivative financial instruments - Liabilities	21,483	14,138
Other non-current financial liabilities (other)(i)	35	7,976
Total borrowings, other financial liabilities and derivatives	574,166	651,052
Cash and cash equivalents	(346,883)	(459,791)
Derivative financial instruments - Assets	(11,135)	(1,786)
Other current financial assets (securities and financial receivables)(ii)	(319,278)	(334,244)
Total cash and cash equivalents, other current financial assets and derivatives	(677,296)	(795,821)
Net Financial Indebtedness/(Cash Surplus)	(103,130)	(144,769)
________________________________________
(i)Includes the other component of the “Other non-current financial liabilities” line item from Zegna’s semi-annual condensed consolidated statement of financial position.
(ii)Includes the securities and financial receivables components of the “Other current financial assets” line item from Zegna’s semi-annual condensed consolidated statement of financial position.

For additional details relating to Net Financial Indebtedness/(Cash Surplus) see “—Liquidity and Capital Resources—Net Financial Indebtedness/(Cash Surplus)”.
Trade Working Capital
Trade Working Capital is defined as current assets less current liabilities adjusted for derivative assets and liabilities, tax assets and liabilities, cash and cash equivalents, assets and liabilities held for sale, borrowings, lease liabilities, and other assets and liabilities. Trade Working Capital is a non-IFRS measure.
Zegna’s management uses Trade Working Capital to understand and evaluate Zegna’s liquidity generation/absorption. Zegna’s management believes this non-IFRS measure is important supplemental information for investors in evaluating liquidity in that it provides insight into the availability of net current resources to fund our ongoing operations. Trade Working Capital is a measure used by management in internal evaluations of cash availability and operational performance.

The following table sets forth the calculation of Trade Working Capital at June 30, 2022 and at December 31, 2021:

(€ thousands)	At June 30, 2022	At December 31, 2021
Current assets	1,342,331	1,384,531
Current liabilities	(835,741)	(702,316)
Working capital	506,590	682,215
Less:
Derivative financial instruments	11,135	1,786
Tax receivables	18,956	14,966
Other current financial assets	324,495	340,380
Other current assets	81,239	68,773
Cash and cash equivalents	346,883	459,791
Current borrowings	(246,470)	(157,292)
Current lease liabilities	(104,263)	(106,643)
Derivative financial liabilities	(21,483)	(14,138)
Other current financial liabilities	(28,639)	(33,984)
Current provisions for risks and charges	(24,221)	(14,093)
Tax liabilities	(36,501)	(28,773)
Other current liabilities	(145,538)	(124,356)
Trade Working Capital	330,997	275,798
of which trade receivables	168,637	160,360
of which inventories	390,986	338,475
of which trade payables and customer advances	(228,626)	(223,037)
Trade Working Capital increased by €55,199 thousand from €275,798 thousand at December 31, 2021 to €330,997 thousand at June 30, 2022, primarily related to (i) higher inventories of €52,511 thousand to support the growth in sales and higher overall activity levels, including investments in the Zegna Essentials collection, as well as higher inventories of the Spring/Summer 2022 collection in the Greater China Region as a result of COVID-19-related restrictions in the region that affected our operations, and, to a lesser extent, to (ii) higher trade receivables of €8,277 thousand, partially offset by (iii) an increase in trade payables and customer advances of €5,589 thousand.

Qualitative and Quantitative Information on Financial Risks
The Group is exposed to several financial risks connected with its operations, including:
•financial market risk (principally relating to foreign currency exchange rates, interest rates and commodity prices;
•liquidity risk relating to the availability of funds and access to credit, if required, and to financial instruments in general;
•credit risk relating to counterparties failing to repay amounts owed or meet contractual obligations.
These risks could significantly affect the Group’s financial position, results of operations and cash flows, and for this reason the Group identifies and monitors these risks, in order to detect potential negative effects in advance and take the necessary action to mitigate them, primarily through the Group’s operating and financing activities and if required, through the use of derivative financial instruments.
For a detailed description of Zegna’s financial risk factors and financial risk management, reference should be made to the “Information on financial risks” section within Note 41 — Qualitative and quantitative information on financial risks to the Annual Consolidated Financial Statements.
Recent Developments
See Note 23 — Subsequent events to the Semi-Annual Condensed Consolidated Financial Statements included elsewhere in this Semi-Annual Report.

ERMENEGILDO ZEGNA N.V.
SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AT AND FOR THE SIX MONTHS ENDED JUNE 30, 2022 (UNAUDITED)

Ermenegildo Zegna N.V.
SEMI-ANNUAL CONDENSED CONSOLIDATED STATEMENT OF PROFIT AND LOSS
for the six months ended June 30, 2022 and 2021
(Unaudited)

		For the six months ended June 30,
(€ thousands)	Notes	2022	2021
Revenues	5	728,993	603,340
Other income		6,037	5,367
Cost of raw materials and consumables		(162,518)	(161,298)
Purchased, outsourced and other costs		(187,340)	(138,019)
Personnel costs		(198,534)	(160,201)
Depreciation, amortization and impairment of assets	6	(88,204)	(78,605)
Write downs and other provisions	7	(654)	(3,174)
Other operating costs		(16,413)	(15,664)
Operating profit		81,367	51,746
Financial income	8	15,901	32,531
Financial expenses	8	(41,965)	(16,685)
Foreign exchange losses	8	(9,893)	(2,728)
Result from investments accounted for using the equity method		2,661	(346)
Profit before taxes		48,071	64,518
Income taxes	9	(27,050)	(32,284)
Profit		21,021	32,234
Attributable to:
Shareholders of the Parent Company		14,038	28,157
Non-controlling interests		6,983	4,077

Basic earnings per share in €	10	0.06	0.14
Diluted earnings per share in €	10	0.06	0.14

The accompanying notes are an integral part of these Semi-Annual Condensed Consolidated Financial Statements.

Ermenegildo Zegna N.V.
SEMI-ANNUAL CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the six months ended June 30, 2022 and 2021
(Unaudited)

		For the six months ended June 30,
(€ thousands)	Notes	2022	2021
Profit		21,021	32,234
Other comprehensive income/(loss):
Items that will be subsequently reclassified to the statement of profit and loss:
Foreign currency exchange differences arising from the translation of foreign operations		27,047	15,163
Net gain/(loss) from cash flow hedges		2,210	(1,742)
Net (loss)/gain from financial instruments measured at fair value		(1,349)	310
Items that will not be subsequently reclassified to the statement of profit and loss:
Net actuarial gain from defined benefit plans		1,340	339
Total other comprehensive income	15	29,248	14,070
Total comprehensive income		50,269	46,304
Attributable to:
Shareholders of the Parent Company		42,858	42,226
Non-controlling interests		7,411	4,078

The accompanying notes are an integral part of these Semi-Annual Condensed Consolidated Financial Statements.

Ermenegildo Zegna N.V.
SEMI-ANNUAL CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at June 30, 2022 and at December 31, 2021
(Unaudited)

(€ thousands)	Notes	At June 30, 2022	At December 31, 2021
Assets
Non-current assets
Intangible assets		463,460	425,220
Property, plant and equipment		110,201	111,474
Right-of-use assets	11	378,526	370,470
Investments at equity method		23,190	22,447
Deferred tax assets		119,178	108,210
Other non-current financial assets		35,293	35,372
Total non-current assets		1,129,848	1,073,193
Current assets
Inventories	12	390,986	338,475
Trade receivables		168,637	160,360
Derivative financial instruments	13	11,135	1,786
Tax receivables		18,956	14,966
Other current financial assets	14	324,495	340,380
Other current assets		81,239	68,773
Cash and cash equivalents		346,883	459,791
Total current assets		1,342,331	1,384,531
Total assets		2,472,179	2,457,724
Liabilities and Equity
Share capital	15	5,939	5,939
Retained earnings	15	490,902	498,592
Other reserves	15	135,570	96,679
Equity attributable to shareholders of the Parent Company		632,411	601,210
Equity attributable to non-controlling interest		46,964	43,094
Total equity		679,375	644,304
Non-current liabilities
Non-current borrowings	16	306,178	471,646
Other non-current financial liabilities	17	187,361	167,387
Non-current lease liabilities	18	341,224	331,409
Non-current provisions for risks and charges		16,106	44,555
Employee benefits		47,418	42,263
Deferred tax liabilities		58,776	53,844
Total non-current liabilities		957,063	1,111,104
Current liabilities
Current borrowings	16	246,470	157,292
Other current financial liabilities	17	28,639	33,984
Current lease liabilities	18	104,263	106,643
Derivative financial instruments	13	21,483	14,138
Current provisions for risks and charges		24,221	14,093
Trade payables and customer advances		228,626	223,037
Tax liabilities		36,501	28,773
Other current liabilities		145,538	124,356
Total current liabilities		835,741	702,316
Total equity and liabilities		2,472,179	2,457,724

The accompanying notes are an integral part of these Semi-Annual Condensed Consolidated Financial Statements.

Ermenegildo Zegna N.V.
SEMI-ANNUAL CONDENSED CONSOLIDATED CASH FLOW STATEMENT
for the six months ended June 30, 2022 and 2021
(Unaudited)

		For the six months ended June 30,
(€ thousands)	Notes	2022	2021
Operating activities	22
Profit		21,021	32,234
Income taxes		27,050	32,284
Depreciation, amortization and impairment of assets		88,204	78,605
Financial income		(15,901)	(32,531)
Financial costs		41,965	16,685
Exchange losses		9,893	2,728
Write downs and other provisions		654	3,174
Provision for obsolete inventory		10,856	17,096
Result from investments accounted for using the equity method		(2,661)	346
(Gains)/Losses arising from the sale of fixed assets		(1,511)	799
Other non-cash expenses/(income), net		11,776	2,357
Change in inventories		(51,806)	(36,108)
Change in trade receivables		(3,341)	(7,052)
Change in trade payables including customer advances		(2,014)	(1,583)
Change in other operating assets and liabilities		(69,396)	30,867
Interest paid		(10,974)	(8,293)
Income taxes paid		(25,440)	(40,737)
Net cash flows from operating activities		28,375	90,871
Investing activities
Payments for property plant and equipment		(15,824)	(16,996)
Proceeds from disposals of property plant and equipment		3,253	2,792
Payments for intangible assets		(12,715)	(7,571)
Proceeds from disposals of non-current financial assets		796	—
Payments for purchases of non-current financial assets		—	(8,750)
Proceeds from disposals of current financial assets and derivative instruments		31,040	43,719
Payments for acquisitions of current financial assets and derivative instruments		(21,204)	(57,197)
Advances for investments		—	(42,259)
Business combinations, net of cash acquired		—	(3,024)
Net cash flows used in investing activities		(14,654)	(89,286)
Financing activities
Proceeds from borrowings		—	63,531
Repayments of borrowings		(76,687)	(13,124)
Repayment of other non-current financial liabilities		(3,919)	—
Payments of lease liabilities		(64,641)	(49,650)
Payments for acquisition of non-controlling interests		—	(30,653)
Capital contribution		10,923	—
Sales of shares held in treasury		3,390	2,946
Purchase of own shares		—	(384)
Dividends paid to non-controlling interest		(4,147)	(548)
Net cash flows used in financing activities		(135,081)	(27,882)
Effects of exchange rate changes on cash and cash equivalents		8,452	2,763
Net decrease in cash and cash equivalents		(112,908)	(23,534)
Cash and cash equivalents at the beginning of the period		459,791	317,291
Cash and cash equivalents at the end of the period included within assets held for sale		—	(7,820)
Cash and cash equivalents at the end of the period		346,883	285,937
The accompanying notes are an integral part of these Semi-Annual Condensed Consolidated Financial Statements.

Ermenegildo Zegna N.V.
SEMI-ANNUAL CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the six months ended June 30, 2022 and 2021
(Unaudited)

				Other comprehensive income
(€ thousands)	Share capital	Retained earnings	Other reserves	Currency translation difference	Cash flow hedge reserve	Remeasurement of defined benefit plans	Financial assets at FVOCI reserve	Total equity attributable to shareholders of the Parent Company	Total equity attributable to non-controlling interests	Total equity
At December 31, 2020	4,300	893,236	(269,871)	(24,660)	(2,225)	741	243	601,764	43,270	645,034
Profit	—	28,157	—	—	—	—	—	28,157	4,077	32,234
Other comprehensive income/(loss)	—	—	—	15,139	(1,715)	335	310	14,069	1	14,070
Dividends	—	—	—	—	—	—	—	—	(548)	(548)
Sale of treasury shares, net	—	—	2,562	—	—	—	—	2,562	—	2,562
Acquisition of non-controlling interests	—	4,037	—	—	—	—	—	4,037	(4,037)	—
Share-based payments	—	—	8,757	—	—	—	—	8,757	—	8,757
Other changes	—	45	—	—	—	—	—	45	1,526	1,571
At June 30, 2021	4,300	925,475	(258,552)	(9,521)	(3,940)	1,076	553	659,391	44,289	703,680

				Other comprehensive income
(€ thousands)	Share capital	Retained earnings	Other reserves	Currency translation difference	Cash flow hedge reserve	Remeasurement of defined benefit plans	Financial assets at FVOCI reserve	Total equity attributable to shareholders of the Parent Company	Total equity attributable to non-controlling interests	Total equity
At December 31, 2021	5,939	498,592	108,974	(4,928)	(8,365)	311	687	601,210	43,094	644,304
Profit	—	14,038	—	—	—	—	—	14,038	6,983	21,021
Other comprehensive income/(loss)	—	—	—	26,719	2,210	1,240	(1,349)	28,820	428	29,248
Dividends	—	(21,854)	—	—	—	—	—	(21,854)	(4,147)	(26,001)
Sale of treasury shares, net	—	—	3,824	—	—	—	—	3,824	—	3,824
Share-based payments	—	—	6,683	—	—	—	—	6,683	—	6,683
Other changes	—	126	(436)	—	—	—	—	(310)	606	296
At June 30, 2022	5,939	490,902	119,045	21,791	(6,155)	1,551	(662)	632,411	46,964	679,375

The accompanying notes are an integral part of these Semi-Annual Condensed Consolidated Financial Statements.

Ermenegildo Zegna N.V.
NOTES TO THE SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
at and for the six months ended June 30, 2022 and 2021

1. General information
Ermenegildo Zegna N.V. (formerly known as Ermenegildo Zegna Holditalia S.p.A., and hereinafter referred to as “Zegna”, the “Company” or the “Parent Company” and together with its consolidated subsidiaries, or any one or more of them, as the context may require, the “Zegna Group” or the “Group”) is the holding company of the Zegna Group and is incorporated as a public company (naamloze vennootschap) under the laws of the Netherlands. The Company is domiciled in Amsterdam, the Netherlands, and the Company’s registered office is Viale Roma 99/100, Valdilana (Biella), Italy.
Zegna is a leading global luxury group, internationally recognized for the distinctive heritage of craftsmanship and design associated with the Zegna and Thom Browne brands and the noble fabrics and fibers of its in-house luxury textile and knitwear business. Since its foundation in 1910 through Lanificio Ermenegildo Zegna e Figli S.p.A. in Valdilana (BI), Italy, Zegna has expanded beyond luxury textile production to ready-to-wear products and accessories to become a highly recognized luxury lifestyle group. The Group designs, manufactures, markets and distributes luxury menswear, footwear, leather goods and other accessories under the Zegna and the Thom Browne brands, and luxury womenswear and childrenswear under the Thom Browne brand. The Group’s product range is complemented by eyewear, cufflinks and jewelry, watches, underwear and beachwear manufactured by third parties under licenses. The Group’s business covers the entire value chain as a result of its design, manufacturing and distribution business and the Group has a significant international presence through the retail channel, consisting of directly operated single-brand stores (“Directly Operated Stores” or “DOS”) and online stores, as well as through the wholesale channel, represented by multi-brand stores, luxury department stores and major international airports.
On July 18, 2021, Zegna, Investindustrial Acquisition Corp. (“IIAC”) and EZ Cayman, a wholly-owned subsidiary of Zegna (“Zegna Merger Sub”) signed a business combination agreement that contemplated a series of transactions, which were ultimately completed on December 17, 2021, (the “Business Combination”).
On November 1, 2021, Ermenegildo Zegna Holditalia S.p.A. completed the disposition of certain of its businesses (the “Disposition”), through the statutory demerger under Italian law to a new company owned by its existing shareholders. The Disposition included, inter alia, Ermenegildo Zegna Holditalia S.p.A.’s real estate business, consisting of its former subsidiary EZ Real Estate S.r.l. (“EZ Real Estate”), which directly and indirectly holds substantially all of the real estate assets formerly owned by the Zegna Group, as well as certain properties previously owned by Lanificio Ermenegildo Zegna e Figli S.p.A. (“Lanificio”), and its 10% equity interest in Elah Dufour S.p.A. Most of the real estate properties directly or indirectly owned by EZ Real Estate were, and continue to be, leased to Zegna also following the Disposition.
On December 17, 2021, Zegna completed the Business Combination. As part of the transactions contemplated by the Business Combination, Ermenegildo Zegna Holditalia S.p.A. implemented a cross-border conversion whereby it, by means of the execution of a Dutch notarial deed of cross-border conversion and amendment of its articles of association, converted into a Dutch public limited liability company (naamloze vennootschap) and transferred its legal seat from Italy to the Netherlands and amended its articles of association, upon which the Company changed its name to Ermenegildo Zegna N.V. (the “Conversion”). In connection with the Conversion, Zegna underwent a share split of 4,300,000 ordinary shares into 215,000,000 ordinary shares (the “Share Split”).
For more information relating to the Business Combination, including a description of the transactions undertaken to complete the Business Combination, reference should be made to Note 1 — General information to the Annual Consolidated Financial Statements.
Following the completion of the Business Combination, on December 20, 2021, Zegna’s ordinary shares and public warrants began trading on the New York Stock Exchange (“NYSE”) under the symbols “ZGN” and “ZGN WS”, respectively.
The luxury apparel market in which Zegna operates is subject to seasonal fluctuations in sales. Zegna’s sales are usually higher in the months of the year in which wholesale customers concentrate their purchases. For example, deliveries of seasonal goods to wholesale customers tend to concentrate from November to February for the Spring/Summer collection and from June to September for the Fall/Winter collection. With regards to retail sales at Zegna’s DOSs, sales tend to be higher in the last quarter of the year, driven by the holiday shopping season and in January and February, in correspondence with the Chinese New Year celebrations. However, several events may affect retail sales, including adverse weather conditions or other macroeconomic and external events (including the COVID-19 pandemic). Operating costs, in contrast, do not generally experience significant seasonal fluctuations, except for certain increases in the months of November and December due to the variable costs associated with sales commissions and leases. As a result of the foregoing, the financial results for interim periods may not be indicative of results for the entire fiscal year.
2. Basis of preparation
Statement of compliance with IFRS
These Semi-Annual Condensed Consolidated Financial Statements have been prepared in compliance with IAS 34 — Interim Financial Reporting (“IAS 34”). The Semi-Annual Condensed Consolidated Financial Statements should be read in conjunction with the Group’s consolidated financial statements at December 31, 2021 and December 31, 2020 and for each of the three years in the period ended December 31, 2021 (the “Annual Consolidated Financial Statements”), which have been prepared in compliance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) as well as IFRS as adopted by the European Union. The accounting policies adopted are consistent with those applied in the Annual Consolidated Financial Statements, except as described in the section “New Standards and Amendments issued by the IASB and applicable from January 1, 2022”.
These Semi-Annual Condensed Consolidated Financial Statements were approved and authorized for issue by the Board of Directors of Ermenegildo Zegna N.V. on August 25, 2022.
These Semi-Annual Condensed Consolidated Financial Statements include the semi-annual condensed consolidated statement of profit and loss, semi-annual condensed consolidated statement of comprehensive income, semi-annual condensed consolidated statement of financial position, semi-annual condensed consolidated cash flow statement, semi-annual condensed consolidated statement of changes in equity and the accompanying condensed notes.
The Semi-Annual Condensed Consolidated Financial Statements are presented in Euro, which is the functional and presentation currency of the Company, and amounts are stated in thousands of Euros, unless otherwise indicated.
The Semi-Annual Condensed Consolidated Financial Statements have been prepared on a going concern basis and applying the historical cost method, modified as required for certain financial assets and liabilities (including derivative instruments), which are measured at fair value, and assets held for sale, which are measured at the lower of carrying amount and fair value less costs to sell in accordance with IFRS 5 — Non-current assets held for sale and discontinued operations (“IFRS 5”).
The preparation of the Semi-Annual Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities as well as the disclosure of contingent liabilities. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of these Semi-Annual Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. Reference should be made to the section “Use of estimates” in the Annual Consolidated Financial Statements for a detailed description of the more significant valuation procedures used by the Group in preparing its consolidated financial statements. Moreover, in accordance with IAS 34, certain valuation procedures, in particular those of a more complex nature regarding matters such as any impairment of non-current assets, are only carried out in full during the preparation of the annual consolidated financial statements, other than in the event that there are indications of impairment, in which case an immediate assessment is performed. Similarly, the actuarial valuations that are required for the determination of employee benefit provisions are also usually carried out during the preparation of the annual consolidated financial statements, except in the event of significant market fluctuations, or significant plan amendments, curtailments or settlements.

Other information
The table below shows the exchange rates compared to the Euro of the main foreign currencies used by the Group.

	Average for the six months ended June 30, 2022	At June 30, 2022	At December 31, 2021	Average for the six months ended June 30, 2021	At June 30, 2021
U.S. Dollar	1.093	1.039	1.133	1.205	1.188
Swiss Franc	1.032	0.996	1.033	1.095	1.098
Chinese Renminbi	7.081	6.962	7.195	7.795	7.674
Pound Sterling	0.842	0.858	0.840	0.868	0.858
Hong Kong Dollar	8.556	8.149	8.833	9.353	9.229
Singapore Dollar	1.492	1.448	1.528	1.606	1.598
United Arab Emirates Dirham	4.015	3.815	4.160	4.426	4.364
Japanese Yen	134.323	141.54	130.380	129.870	131.430

3. Summary of significant accounting policies
The accounting principles applied are consistent with those used for the preparation of the Annual Consolidated Financial Statements, except as otherwise stated below.

New Standards and Amendments effective from January 1, 2022
In May 2020 the IASB issued amendments to IFRS 3 — Business combinations to update a reference in IFRS 3 to the Conceptual Framework for Financial Reporting without changing the accounting requirements for business combinations. There was no effect from the adoption of these amendments.

In May 2020 the IASB issued amendments to IAS 16 — Property, Plant and Equipment. The amendments prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company should recognize such sales proceeds and the related cost in the income statement. There was no effect from the adoption of these amendments.
In May 2020 the IASB issued amendments to IAS 37 — Provisions, Contingent Liabilities and Contingent Assets, which specify which costs a company includes when assessing whether a contract will be loss-making. There was no effect from the adoption of these amendments.
In May 2020 the IASB issued Annual Improvements to IFRSs 2018—2020 Cycle. The improvements have amended four standards: i) IFRS 1 — First-time Adoption of International Financial Reporting Standards in relation to allowing a subsidiary to measure cumulative translation differences using amounts reported by its parent, ii) IFRS 9 — Financial Instruments (“IFRS 9”) in relation to which fees an entity includes when applying the ‘10 percent’ test for derecognition of financial liabilities, iii) IAS 41 — Agriculture in relation to the exclusion of taxation cash flows when measuring the fair value of a biological asset, and iv) IFRS 16 — Leases (“IFRS 16”) in relation to an illustrative example of reimbursement for leasehold improvements. There was no effect from the adoption of these amendments
Scope of consolidation
The following changes in the scope of consolidation of the Group occurred during the six months ended June 30, 2022:
On March 10, 2022, Thom Browne Eyewear SA, a limited liability company based in Switzerland and fully owned by Thom Browne Trading SA, was incorporated, primarily to manage the design, production, and sale of eyewear, jewelry and similar products.
During the six months ended June 30, 2022, the Group acquired an additional 13.9% interest through a capital increase in Ermenegildo Zegna Vietnam LLC of €2,232 thousand, following which the Group owns 90.5% (76.6% at December 31, 2021).
4. Segment reporting
The Group has determined the operating segments based on the reports reviewed by the Board of Directors, which is considered the Chief Operating Decision Maker (“CODM”) as defined under IFRS 8 — Operating Segments (“IFRS 8”), for the purposes of allocating resources and assessing the performance of the Group.

The Group is organized in two operating and reportable segments, based on a brand perspective, as described below:
•Zegna Segment — Includes all activities related to the Zegna Branded Products, Textile and Third Party Brands (previously referred to as Strategic Alliances) product lines.
•Thom Browne Segment — Includes all activities related to the Thom Browne brand.

Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”) is the key profit measure used by the CODM to assess performance and allocate resources to the Group’s operating segments, as well as to analyze operating trends, perform analytical comparisons and benchmark performance between periods and among the segments. Adjusted EBIT is defined as profit or loss before income taxes plus financial income, financial expenses, exchange losses and the result from investments accounted for using the equity method, adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operating activities, including, for one or all of the periods presented and as further described below, impairment of leased and owned stores, costs related to the Business Combination, a special donation to the UNHCR, severance indemnities and provision for severance expenses, proceeds to exit an existing lease agreement (key money) and certain costs related to the Agnona disposal.
Transactions between segments are processed at arm’s length and primarily relate to inter-segment sale. No allocations of common costs are made across the segments.
No measures of assets or liabilities by segment are reported to the CODM. Therefore, the related information is not provided.
The following tables summarize selected financial information by segment for the six months ended June 30, 2022 and 2021.

	For the six months ended June 30, 2022
(€ thousands)	Zegna	Thom Browne	Intercompany eliminations	Group Consolidated
Revenues with third parties	543,827	185,166	—	728,993
Inter-segment revenues	9,139	603	(9,742)	—
Revenues	552,966	185,769	(9,742)	728,993
Depreciation and amortization	(73,755)	(10,709)	—	(84,464)
Adjusted EBIT	51,116	31,562	—	82,678
Impairment of leased and owned stores(1)				(3,309)
Costs related to the Business Combination(2)				(1,090)
Special donation to the UNHCR(3)				(1,000)
Severance indemnities and provision for severance expenses(4)				(912)
Proceeds to exit lease (key money)(5)				5,000
Financial income				15,901
Financial expenses				(41,965)
Exchange losses				(9,893)
Result from investments accounted for using the equity method				2,661
Profit before taxes				48,071

(1)Includes impairments of leased and owned stores, of which €2,764 thousand relates to right-of-use assets, €530 thousand relates to property, plant and equipment and €15 thousand relates to intangible assets. This amount is recorded within the line item “depreciation, amortization and impairment of assets” in the semi-annual condensed consolidated statement of profit and loss and is related to the Zegna segment.
(2)Includes €1,090 thousand, relating to the grant of equity awards to management in 2021 with vesting subject to the public listing of the Company’s shares and certain other performance and/or service conditions. This amount is recorded within the line item “personnel costs” in the semi-annual condensed consolidated statement of profit and loss and is related to the Zegna segment for €1,043 thousand and to the Thom Browne segment for €47 thousand. For additional information see Note 23 — Share-based payments.
(3)Relates to a donation of €1,000 thousand to the United Nations High Commissioner for Refugees (UNHCR) to support initiatives related to the humanitarian emergency in Ukraine. This amount is recorded within the line item “other operating costs” in the semi-annual condensed consolidated statement of profit and loss for the six months ended June 30, 2022 and relates to the Zegna segment.
(4)Relates to severance indemnities of the Zegna segment of €912 thousand, which are recorded within the line item “personnel costs” in the semi-annual condensed consolidated statement of profit and loss.
(5)Relates to proceeds of €5,000 thousand received from a new tenant in order for Zegna to withdraw from an existing lease agreement of a commercial property. This amount is recorded within the line item “other income” in the semi-annual condensed consolidated statement of profit and loss and is related to the Zegna segment.

	For the six months ended June 30, 2021
(€ thousands)	Zegna	Thom Browne	Intercompany eliminations	Group Consolidated
Revenues with third parties	461,122	142,218	—	603,340
Inter-segment revenues	4,777	335	(5,112)	—
Revenues	465,899	142,553	(5,112)	603,340
Depreciation and amortization	(67,523)	(6,821)	—	(74,344)
Adjusted EBIT	38,984	27,829	—	66,813
Impairment of leased and owned stores(1)				(4,261)
Severance indemnities and provision for severance expenses(2)				(6,642)
Agnona disposal(3)				(4,164)
Financial income				32,531
Financial expenses				(16,685)
Exchange losses				(2,728)
Result from investments accounted for using the equity method				(346)
Profit before taxes				64,518

(1)Includes impairments of leased and owned stores, of which €3,893 thousand relates to right-of-use assets, €353 thousand relates to property, plant and equipment and €15 thousand relates to intangible assets. This amount is recorded within the line item “depreciation, amortization and impairment of assets” in the semi-annual condensed consolidated statement of profit and loss and is related to the Zegna segment.
(2)Relates to severance indemnities of the Zegna segment of €6,642 thousand, which are recorded within the line item “personnel costs” in the semi-annual condensed consolidated statement of profit and loss.
(3)Includes €4,020 thousand related to losses incurred by Agnona subsequent to the Group’s sale of a majority stake in Agnona in January 2021, for which the Group is required to compensate the company in accordance with the terms of the related sale agreement, as well as €144 thousand relating to the write down of the Group’s remaining 30% stake in Agnona. This amount is recorded within the line item “write downs and other provisions” in the semi-annual condensed consolidated statement of profit and loss and is related to the Zegna segment.

5. Revenues
Zegna generates revenues primarily from the sale of its products (net of returns and discounts), from fees for services provided and from royalties received from third parties and licensees.
The following table provides a breakdown of revenues by product line:

	For the six months ended June 30,
(€ thousands)	2022	2021
Zegna branded products	425,252	376,182
Thom Browne	185,166	142,219
Textile	68,968	44,478
Third Party Brands	47,341	32,901
Agnona	35	323
Other	2,231	7,237
Total revenues	728,993	603,340

The following table provides a breakdown of revenues by sales channel:

	For the six months ended June 30,
(€ thousands)	2022	2021
Direct to Consumer (DTC) - Zegna branded products	361,850	317,814
Direct to Consumer (DTC) - Thom Browne branded products	66,174	60,734
Total Direct to Customer (DTC)	428,024	378,548
Wholesale Zegna branded products	63,402	58,368
Wholesale Thom Browne branded products	118,992	81,485
Wholesale Third Party Brands and Textile	116,309	77,379
Wholesale Agnona	35	323
Total Wholesale	298,738	217,555
Other	2,231	7,237
Total revenues	728,993	603,340

The following table provides a breakdown of revenues by geographic area:

	For the six months ended June 30,
(€ thousands)	2022	2021
EMEA (1)	260,627	182,531
of which Italy	125,996	84,682
of which UK	23,544	14,295
North America (2)	135,275	70,701
of which United States	124,291	65,074
Latin America (3)	12,525	7,118
APAC (4)	318,825	340,875
of which Greater China Region	247,193	288,571
of which Japan	30,240	24,501
Other (5)	1,741	2,115
Total revenues	728,993	603,340
________________________________________
(1)EMEA includes Europe, the Middle East and Africa.
(2)North America includes the United States of America and Canada.
(3)Latin America includes Mexico, Brazil and other Central and South American countries.
(4)APAC includes the Greater China Region, Japan, South Korea, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(5)Other revenues mainly include royalties and certain sales of old season products.

6. Depreciation, amortization and impairment of assets
The following table provides a breakdown for depreciation, amortization and impairment of assets:

	For the six months ended June 30,
(€ thousands)	2022	2021
Depreciation and amortization	(84,464)	(74,344)
of which:
Right-of-use assets	(58,547)	(50,890)
Property, plant and equipment and investment property	(19,713)	(18,766)
Intangible assets with a finite useful life	(6,204)	(4,688)
Impairment	(3,740)	(4,261)
of which:
Right-of-use assets	(2,764)	(3,893)
Property, plant and equipment	(530)	(353)
Intangible assets	(446)	(15)
Total depreciation, amortization and impairment of assets	(88,204)	(78,605)

Impairment of right-of-use assets and property, plant and equipment for the six months ended June 30, 2022 and 2021, are primarily related to the stores in Hong Kong that are part of the Zegna Segment, due to the ongoing developments in the area that could affect future cash flow generation.

7. Write downs and other provisions
The following table provides a breakdown for write downs and other provisions:

	For the six months ended June 30,
(€ thousands)	2022	2021
Reversal/(Loss) allowance on trade receivables	101	(179)
Provision for legal expenses	(53)	(276)
Provision for restoration obligations for leased stores	(245)	316
Agnona disposal and write downs	—	(4,164)
Other provisions	(457)	1,129
Total write downs and other provisions	(654)	(3,174)

For the six months ended June 30, 2021, Agnona disposal and write downs includes €4,020 thousand related to losses incurred by Agnona subsequent to the Group’s sale of a majority stake in Agnona in January 2021, for which the Group is required to compensate Agnona in accordance with the terms of the related sale agreement, as well as €144 thousand relating to the write down of the Group’s remaining 30% stake in Agnona.

Other provisions for both periods include releases of previously recognized provisions.

8. Financial income, financial expenses and exchange losses
The following table provides a breakdown for financial income, financial expenses and exchange losses:

	For the six months ended June 30,
(€ thousands)	2022	2021
Financial income
Options - Changes in fair value	60	20,675
Warrants - Changes in fair value	8,417	—
Securities	6,290	9,535
Hedging operations	397	—
Interest on financial other assets	527	1,110
Interest on financial receivables/loans	197	972
Other financial income	13	239
Total financial income	15,901	32,531

Financial expenses
Options - Changes in fair value	(15,705)	(5,293)
Hedging operations	(5,626)	(1,836)
Interest and financial charges for lease liabilities	(4,947)	(4,552)
Securities	(12,996)	(1,315)
Interest on bank loans and overdrafts	(20)	(1,416)
Interest expenses on interest rate swaps	(936)	(1,051)
Derivative financial instruments	—	(873)
Other financial expenses	(1,735)	(349)
Total financial expenses	(41,965)	(16,685)

Foreign exchange losses	(9,893)	(2,728)

Financial income and financial expenses relating to options represent the fair value changes during the period in the value of the put options owned by the non-controlling interests in the Group’s investments in Thom Browne Group and Gruppo Dondi S.p.A., as well as for 2021 only the remeasurement of cash-settled share-based payments. For the six months ended June 30, 2021, financial income relating to options related to a gain of €20,675 thousand recognized following the purchase of an additional 5% of the Thom Browne Group on June 1, 2021. The put option liability relating to the remaining 10% of non-controlling interest was remeasured at fair value at June 30, 2022, resulting in an increase in the liability and financial expenses of €15,705 thousand for the six months ended June 30, 2022. See Note 19 — Other current and non-current financial liabilities for additional details relating to the Group’s written put options on non-controlling interests.
Financial income from warrants refers to the effects of the remeasurement to fair value at the reporting date of the warrant liabilities relating to the public and private warrants issued as part of the Business Combination.
Financial income and financial expenses for securities relate to investments in securities held by the Group.
Interest on bank loans and overdrafts mainly includes interest expenses on bank loans.
Foreign exchange losses for the six months ended June 30, 2022 and 2021, amounted to €9,893 thousand and €2,728 thousand, respectively. Foreign exchange gains and losses primarily relate to exchange rate effects deriving from the remeasurement of the Thom Browne put option liability as well as the exchange rate effects deriving from the remeasurement of the warrant liabilities.

9. Income taxes
The following table provides a breakdown for income taxes:

	For the six months ended June 30,
(€ thousands)	2022	2021
Current taxes	(35,051)	(22,973)
Deferred taxes	8,001	(9,311)
Income taxes	(27,050)	(32,284)
The effective tax rate was 56.3% for the six months ended June 30, 2022, of which 51.7% related to the Italian Corporate Income Tax (“IRES”) and 4.6% related to Italian Regional Income Tax (“IRAP”). The effective tax rate was 50.0% for the six months ended June 30, 2021, of which 48.9% related to IRES and 1.1% related to IRAP.
Income taxes for the six months ended June 30, 2022 amounted to €27,050 thousand, of which €24,849 thousand related to IRES and €2,201 thousand related to IRAP, while income taxes for the six months ended June 30, 2021 amounted to €32,284 thousand, of which €31,559 thousand related to IRES and €725 thousand related to IRAP. IRAP is calculated on a measure of income defined by the Italian Civil Code as the difference between operating revenues and costs, before financial income and expense, the cost of fixed term employees, credit losses and any interest included in lease payments. IRAP is calculated using financial information prepared under Italian accounting standards.
For each of the six months ended June 30, 2022 and 2021 the applicable IRES rate for the Parent Company and the other Italian entities of the Group was 24.0% and the applicable IRAP rate was 5.57% for the Parent Company and 3.9% for the other Italian entities of the Group.

10. Earnings per share
Basic and diluted earnings per share were calculated as the ratio of profit attributable to the shareholders of the Parent Company by the weighted average number of outstanding shares (basic and diluted) of the Company.
In accordance with IAS 33 — Earnings per share, for the calculation of both basic earnings per share and diluted earnings per share, the number of ordinary and potential ordinary shares outstanding for the six months ended June 30, 2021 reflects the Share Split performed as part of the Business Combination, which was completed on December 21, 2021. For additional information related to the Business Combination please refer to Note 1 — General information.
The following table summarizes the amounts used to calculate basic and diluted earnings per share:

	For the six months ended June 30,
(€ thousands)	2022	2021
Profit attributable to shareholders of the Parent Company	14,038	28,157
Basic weighted average number of shares outstanding	237,314,960	201,580,550
Diluted weighted average number of shares outstanding	238,930,441	202,515,100
Basic earnings per share in €	0.06	0.14
Diluted earnings per share in €	0.06	0.14

The diluted weighted average number of shares outstanding was increased to take into consideration the theoretical effect of the potential common shares relating to equity awards granted by the Group.

11. Right-of-use assets
The following table provides a breakdown for right-of-use assets:

(€ thousands)	Land and buildings	Industrial and commercial equipment	Plant and machinery	Other tangible assets	Total
Historical cost at December 31, 2021	715,325	572	168	5,784	721,849
Additions	67,260	2	—	1,230	68,492
Disposals	(44,347)	(25)	—	(1,359)	(45,731)
Exchange differences	27,768	—	—	(8)	27,760
Historical cost at June 30, 2022	766,006	549	168	5,647	772,370

Accumulated amortization at December 31, 2021	(347,403)	(449)	(81)	(3,446)	(351,379)
Amortization	(57,643)	(62)	(17)	(825)	(58,547)
Impairment	(2,764)	—	—	—	(2,764)
Disposals	33,158	25	—	949	34,132
Exchange differences	(15,287)	—	—	1	(15,286)
Accumulated amortization at June 30, 2022	(389,939)	(486)	(98)	(3,321)	(393,844)

Carrying amount at:
December 31, 2021	367,922	123	87	2,338	370,470
June 30, 2022	376,067	63	70	2,326	378,526

The Group leases various retail stores, warehouses, equipment and vehicles. Rental contracts are typically made for fixed periods of 1 year to 15 years but may have extension options. Contracts may contain both lease and non-lease components. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Extension options in a range of 1 years to 10 years are included in a number of property leases across the Group. These are used to maximize operational flexibility in terms of managing the assets used in the Group’s operations. Such extension options are exercisable only by the Group and not by the respective lessor. Other tangible assets mainly refer to vehicles.
For the six months ended June 30, 2022 and 2021 impairments were recognized for an amount of €2,764 thousand and €3,893 thousand, respectively, primarily related to leased stores in Hong Kong that are part of the Zegna Segment, due to the ongoing developments in the region that could affect future cash flow generation.

12. Inventories
The following table provides a breakdown for inventories:

(€ thousands)	At June 30, 2022	At December 31, 2021
Raw materials, ancillary materials and consumables	59,708	42,255
Work-in-progress and semi-finished products	58,274	50,703
Finished goods	273,004	245,517
Total inventories	390,986	338,475

The amount of inventory write-downs recognized primarily within the cost of raw materials and consumables during the six months ended June 30, 2022 and 2021 was €17,624 thousand and €25,075 thousand, respectively.

13. Derivative financial instruments
The Group enters into certain derivative contracts in the course of its risk management activities, primarily to hedge the interest rate risk on its bank debt and the currency risk on sales made in currencies other than the Euro. The Company only enters into these contracts for hedging purposes as the Group’s financial management policy does not permit trading in financial instruments for speculative purposes. Derivative financial instruments meeting the hedge requirements of IFRS 9 are accounted for using hedge accounting. Changes in the fair value of derivative financial instruments not qualifying for hedge accounting are recognized in profit or loss in the relevant reporting period. The interest rate and currency derivatives used by the Company are over the counter (OTC) instruments, meaning those negotiated bilaterally with market counterparties, and the determination of their current value is based on valuation techniques that use input parameters (such as interest rate curves, foreign exchange rates, etc.) observable on the market (level 2 of the fair value hierarchy defined in IFRS 13 — Fair Value Measurement).
Derivatives are measured at fair value each reporting date by taking as a reference the applicable foreign currency exchange rates or the interest rates and yield curves observable at commonly quoted intervals.
At the reporting date, the Group had outstanding hedges as detailed in the tables below:

	At June 30, 2022			At December 31, 2021
(€ thousands)	Notional Amount	Positive Fair Value	Negative Fair Value	Notional Amount	Positive Fair Value	Negative Fair Value
Foreign currency exchange risk
Forward contracts	577,719	6,445	(20,834)	550,734	1,786	(11,726)
Deal-Contingent Option	—	—	—	109,244	—	—
Interest rate risk
Interest rate swaps	321,826	4,690	(649)	323,816	—	(2,412)
Total derivatives – Hedging	899,545	11,135	(21,483)	983,794	1,786	(14,138)
Total derivatives instruments - Asset/(Liabilities)	899,545	11,135	(21,483)	983,794	1,786	(14,138)

14. Other current financial assets
The following table provides a breakdown for other current financial assets (see Note 21 — Fair value measurement for a breakdown of other current financial assets by fair value level):

(€ thousands)	At June 30, 2022	At December 31, 2021
Securities	317,078	334,244
Guarantee deposits	5,217	6,136
Financial receivables	2,200	—
Total other current financial assets	324,495	340,380

(€ thousands)	At December 31, 2021	Investments	Disposals	Fair value adjustments	Realized gains/(losses)	Exchange rate gains/(losses)	At June 30, 2022
FVPL
Insurance contracts	113,919	—	—	(247)	—	—	113,672
Fixed income	68,947	—	—	(5,072)	—	—	63,875
Hedge funds	41,483	6,003	—	(2,592)	—	662	45,556
Equity	25,408	—	—	(3,293)	—	207	22,322
Private equity	15,925	1,864	(3,045)	3,215	—	774	18,733
Real estate funds	32,898	2,496	(24,633)	96	800	475	12,132
Private debt	7,945	—	—	104	—	—	8,049
Commodities	—	2,990	—	(74)	—	—	2,916
Money market funds	2,007	651	—	16	—	80	2,754
Total FVPL	308,532	14,004	(27,678)	(7,847)	800	2,198	290,009
FVOCI
Floating income	20,687	—	(2,500)	(504)	(19)	—	17,664
Fixed income	5,025	5,000	—	(620)	—	—	9,405
Total FVOCI	25,712	5,000	(2,500)	(1,124)	(19)	—	27,069
Total Securities	334,244	19,004	(30,178)	(8,971)	781	2,198	317,078

15. Shareholder’ equity
Share capital
At June 30, 2022 and December 31, 2021 the fully paid up share capital of the Company was €5,939 thousand, consisting of 296,943,659 ordinary shares, all with a nominal value of €0.02.
Each ordinary share confers the right to cast one vote. Holders of ordinary shares become entitled to special voting shares upon registering their ordinary shares in the loyalty register (thereby blocking such shares from trading on the NYSE) and maintaining them registered in such register for an interrupted period of time as prescribed by the articles of association of Zegna. Ordinary shares carry the right to receive dividends and each ordinary share carries the right to repayment of capital in the event of dissolution and liquidation, with the remaining equity after all debts are satisfied for the benefit of the holders of ordinary shares in proportion to the aggregate nominal value of their ordinary shares. Ordinary shares carry preemptive rights in proportion to the aggregate number of ordinary shares held upon the issuance of new ordinary shares or the granting of rights to subscribe for ordinary shares, subject to certain exceptions.
Retained earnings
Retained earnings include the Group’s accumulated earnings, less dividends paid to equity holders and other changes. Among other changes, retained earnings also include the first-time adoption reserve (IFRS), reflecting the combined effects of the equity adjustments, net of tax effects, arising from the transition to IFRS from previous local GAAP, which occurred on January 1, 2018.
At the Annual General Meeting of the Shareholders held on June 28, 2022, the shareholders approved a dividend distribution of €0.09 per ordinary share, corresponding to a total dividend of €21,854 thousand. The dividend distribution was paid on July 28, 2022 and was made from the retained earnings reserve.

Other reserves
Other reserves (including other comprehensive income) are detailed as follows:

(€ thousands)	At June 30, 2022	At December 31, 2021
Legal reserve	860	860
Addition paid-in capital	721,187	721,187
Reserve for treasury shares	(451,176)	(455,000)
Other comprehensive income reserve (OCI)	16,525	(12,295)
Share-based payments reserve	81,661	74,978
Non-controlling interests options reserve	(196,691)	(196,691)
Other reserves	(36,796)	(36,360)
Other reserves, including OCI	135,570	96,679

At June 30, 2022 and December 31, 2021, additional paid-in capital amounted to €721,187 thousand, and includes €710,264 thousand as a result of shares issued as part of the Business Combination (net of transaction costs of €17,239 thousand) and €10,923 thousand relating to the reimbursement to Zegna by Monterubello of a special gift to all employees of the Group.
At June 30, 2022, the reserve for treasury shares amounted to €451,176 thousand (€455,000 thousand at December 31, 2021) and 54,140,914 ordinary shares were held in treasury (54,600,000 ordinary shares at December 31, 2021).
Other comprehensive income reserve includes the following:
•a translation reserve for the translation differences arising from the consolidation of subsidiaries with a functional currency different from the Euro;
•a cash flow hedge reserve for the changes in the fair value of derivative financial instruments held by the Group designated as a hedge of the exposure to variability in currency exchange rate and interest rate risk;
•gains and losses on the remeasurement of defined benefit plans for actuarial gains and losses arising during the period which are offset against the related net defined benefit liabilities;
•the financial assets at FVOCI reserve which arises from changes in the fair value of debt instruments held by the company under a hold to collect and sell business model, which will be reversed when the investment is derecognized or impaired.
The non-controlling interests options reserve includes a reduction of equity attributable to shareholders of the Company resulting from the initial recognition of the financial liabilities at fair value (which is subsequently remeasured at the end of which period through the statement of profit and loss) relating to the put option held by Gruppo Dondi S.p.A. non-controlling interest shareholders for €21,459 thousand in 2019, as well as on the put option held by Thom Browne Group non-controlling interest shareholders for €162,066 thousand and on the put option held by Lanificio Ermenegildo Zegna e Figli S.p.A. non-controlling interest shareholders for €13,166 thousand for 2018.

16. Borrowings
The following table provides a breakdown for non-current and current borrowings:

(€ thousands)	Committed Loans	Other financial loans	Total borrowings
At December 31, 2021	578,213	50,725	628,938
Repayments	(26,528)	(50,159)	(76,687)
Other	397	—	397
At June 30, 2022	552,082	566	552,648
of which:
Non-current	305,883	295	306,178
Current	246,199	271	246,470

The Group enters into interest rate swaps to hedge the risk of fluctuations in interest rates on its borrowings that bear floating rates of interest. The use of interest rate swaps is exclusively to hedge interest rate risks associated with monetary flows and not for speculative purposes.
The following table summarize the Group’s financial liabilities at June 30, 2022, into relevant maturity groupings based on their contractual maturities:

(€ thousands)	Carrying amount at June 30, 2022	Within 1 Year	2 years	3 years	Beyond
Derivative financial instruments	21,483	21,483	—	—	—
Trade payables and customer advances	228,626	228,626	—	—	—
Borrowings	552,648	250,674	207,403	87,896	15,636
Lease liabilities	445,487	126,172	122,573	80,846	209,823
Other current and non-current financial liabilities	216,000	28,639	27,870	—	159,491
Total	1,464,244	655,594	357,846	168,742	384,950
In June 2022 the Group entered into a bilateral financing agreement in the form of a committed revolving line for an amount of €100 million and for a period of 7 years. The interest rate is linked to the following two important ESG targets previously disclosed by the Group: (i) at least 50% of top priority raw materials are traced to their geography of origin and from lower-impact sources by 2026; and (ii) 100% of the electricity is from renewable sources in Europe and the United States by 2024. The line was undrawn at June 30, 2022.

17. Other current and non-current financial liabilities
The following table provides a breakdown for other non-current financial liabilities.

(€ thousands)	At June 30, 2022	At December 31, 2021
Written put options on non-controlling interests	187,326	159,411
Other	35	7,976
Other non-current financial liabilities	187,361	167,387
Warrant liabilities	28,639	33,984
Other current financial liabilities	28,639	33,984
Total	216,000	201,371
Written put options on non-controlling interests
Thom Browne
The Group is party to an option agreement with Mr. Thom Browne in reference to the Group’s original investment of 85% in Thom Browne. In particular, Mr. Thom Browne has a put option giving him the right to sell to the Group his 15%

interest in Thom Browne, in three tranches during 2023, 2028 and 2030. The exercise price of the option is established as the EBITDA of Thom Browne Group at the exercise date, multiplied by a given multiple (“TB Exercise Formula”). The financial liability arising from the obligation is measured at the present value of the expected exercise amount, calculated through the TB Exercise Formula as per projections contained in the latest business plan, which covers the period from 2022 to 2025. The remeasurement of the liability at each reporting date is recognized through profit or loss based on the latest available information.
During the first half of 2021 the parties renegotiated the contract, providing for early exercise of the option to purchase an additional 5% of Thom Browne; all other conditions of the contract remained unmodified. As a result, on June 1, 2021 the Group purchased an additional 5% of Thom Browne, based on the first tranche of the put option, for a total consideration of US$37,400 thousand (€30,653 thousand), following which the Group owns 90% of the Thom Browne group. The Group derecognized a portion of the liability for the written put option on non-controlling interests in the amount of €51,328 thousand and recognized a corresponding gain within finance income in the semi-annual condensed consolidated statement of profit and loss in the amount of €20,675 thousand. Additionally, the equity attributable to non-controlling interests was reduced by €4,037 thousand with an offsetting increase to equity attributable to shareholders of the Parent Company and the put option relating to the remaining non-controlling interest was remeasured at its fair value.
At June 30, 2022, the liability relating to the put option, (which relates to 10% of non-controlling interests) amounted to €163,701 thousand and was classified as non-current. At December 31, 2021, the liability relating to the put option, (which related to 10% of non-controlling interests) amounted to €135,726 thousand and was classified as non-current.
Dondi
The Group is party to an option agreement with the Dondi family in reference to the Group’s original investment 65% in Dondi. In particular, the Dondi family has a put option giving them the right to sell to the Group on the Dondi family’s 35% interest in Dondi, in two tranches, during 2029 and 2034. The exercise price of the option is established as the EBITDA of Dondi Group at the exercise date, less its net indebtedness, multiplied by a given multiple less a given discount (“Dondi Exercise Formula”). during 2029 and 2034. The exercise price of the option is established as the EBITDA of Dondi at the exercise date, less its net indebtedness, multiplied by a given multiple less a given discount (“Dondi Exercise Formula”). The financial liability arising from the obligation is measured at the present value of the expected exercise amount, calculated through the Dondi Exercise Formula as per projections contained in the 2020-2034 Business Plan approved on May 7, 2020 and April 6, 2021 by Zegna’s Valuation Committee. The remeasurement of the liability at each reporting date is recognized through profit or loss based on the latest available information. The liability related to this written put option at June 30, 2022 amounted to €23,625 thousand and was classified as non-current (€23,685 thousand at December 31, 2021).
Warrant liabilities

As part of the Business Combination, the Group assumed IIAC’s 13,416,667 public warrants (which automatically converted into warrants to purchase ordinary shares of Zegna) and issued 6,700,000 private placement warrants (of which 800,000 were issued to certain of Zegna’s directors). At June 30, 2022, 13,416,666 public warrants and 800,000 private warrants were outstanding (13,416,667 public warrants and 800,000 private warrants at December 31, 2021). The outstanding warrants were recognized as liabilities at fair value at each reporting date.
Each public warrant entitles the holder to purchase one Zegna ordinary share at a price of US$11.50 per share and may be exercised within 5 years from the completion of the Business Combination. The public warrants may be redeemed by the Company:
•at a price of US$0.01 per warrant, if, and only if, the last reported sale price of the Zegna ordinary shares equals or exceeds US$18.00 per share for any 20 trading days within a 30-trading day period ending three trading days before sending the notice of redemption to each warrant holder;
•at a price of US$0.10 per warrant, if, and only if, the last reported sale price of the Zegna ordinary shares equals or exceeds US$10.00 per share for any 20 trading days within a 30-trading day period ending three trading days before sending the notice of redemption to each warrant holder.

The exercise price and number of Zegna ordinary shares issuable on exercise of the public warrants, as well as the terms of redemption, may be subject to adjustments in certain circumstances, including, among other events, in the event of a share dividend, extraordinary dividend or Zegna’s recapitalization, reorganization, merger or consolidation.
The private placement warrants have the same terms as the public warrants, except that, so long as they are held by Investindustrial Acquisition Corp. L.P., a limited partnership incorporated in England and Wales (“IIAC Sponsor”) or its permitted transferees, i) the private placement warrants were subject to transfer limitations in the 30-day period immediately after the completion of the Business Combination, ii) they may be exercised by the holders on a cashless basis and iii) in certain circumstances they will not be redeemable by the Company. If the private placement warrants are held by someone other than the IIAC Sponsor or its permitted transferees, such warrants will be redeemable by the Company and exercisable by such holders on the same basis as the public warrants.
For additional information related to the Business Combination please refer to Note 1 — General information.
18. Lease liabilities
The following table provides a breakdown for lease liabilities.

(€ thousands)	Lease Liabilities
At December 31, 2021	438,052
Interest expense	4,947
Repayment of lease liabilities (including interest expense)	(69,588)
IFRS 16 lease amendment: lease renegotiation	(307)
Additions due to new leases and store renewals	68,745
Decrease of lease liabilities due to store closures	(13,622)
Translation differences	17,260
At June 30, 2022	445,487
of which:
Non-current	341,224
Current	104,263

In certain countries, leases for stores entail the payment of both minimum amounts and variable amounts, especially for stores with lease payments indexed to revenue. As required by IFRS 16, only the minimum fixed lease payments are capitalized.
The following table summarizes lease liabilities by maturity date:

(€ thousands)	Carrying amount	Year 1	Year 2	Year 3	Year 4	Beyond 4 years
At June 30, 2022	445,487	104,263	93,207	64,822	44,132	139,063
At December 31, 2021	438,052	106,643	92,344	65,610	38,898	134,557

19. Fair value measurement
The reported amount of derivative instruments, whether assets or liabilities, reflects their fair value at the reporting date.
The carrying amount of cash and cash equivalents, financial assets and trade receivables, as adjusted for impairment where necessary as required by IFRS 9, approximates their estimated realizable value and their fair value. Lease liabilities are reported at present value, while all of the other financial liabilities recorded at amortized cost approximate fair value.

Categories of financial assets and liabilities according to IFRS 7

The following tables provide a breakdown for financial assets by category at June 30, 2022:

	At June 30, 2022
	Financial assets					Fair value Level
(€ thousands)	FVPL	FVOCI	Amortized cost	Total	Note	1	2	3
Derivative financial instruments	—	11,135	—	11,135	13	—	11,135	—
Cash and cash equivalents	—	—	346,883	346,883		—	346,883	—
Trade receivables	—	—	168,637	168,637		—	168,637	—
Other non-current financial assets	2,829	—	32,464	35,293		—	32,464	2,829
Other current financial assets (*)	290,009	27,069	7,417	324,495	14	54,345	64,993	205,157
Financial assets	292,838	38,204	555,401	886,443		54,345	624,112	207,986

(*)The following table provides an additional breakdown for other current financial assets at June 30, 2022:

	At June 30, 2022
	Other current financial assets				Fair value Level
(€ thousands)	FVPL	FVOCI	Amortized cost	Total	1	2	3
Insurance contracts	113,672	—	—	113,672	—	—	113,672
Fixed income	63,875	9,405	—	73,280	31,660	24,608	17,012
Hedge funds	45,556	—	—	45,556	—	9,716	35,840
Equity	22,322	—	—	22,322	2,105	20,217	—
Money market funds and floating income	2,754	17,664	—	20,418	17,664	2,754	—
Private equity	18,733	—	—	18,733	—	—	18,733
Real estate funds	12,132	—	—	12,132	—	—	12,132
Private debt	8,049	—	—	8,049	—	281	7,768
Commodities	2,916	—	—	2,916	2,916	—	—
Guarantee deposits	—	—	5,217	5,217	—	5,217	—
Financial receivables	—	—	2,200	2,200	—	2,200	—
Total other current financial assets	290,009	27,069	7,417	324,495	54,345	64,993	205,157

The following table presents the changes in level 3 items for the six months ended June 30, 2022:

(€ thousands)	Fair value Level 3
At December 31, 2021	199,033
Investments	10,363
Disposals	(8,017)
Fair value adjustments	1,850
Realized gains	238
Exchange rate gains	1,690
At June 30, 2022	205,157
The fair value of Level 2 items is mainly estimated on the basis of data provided by pricing services (non-active markets) and the fair value of Level 3 items is estimated on the basis of the last available net asset value (NAV).

The following tables provide a breakdown for financial assets by category at December 31, 2021:

	At December 31, 2021
	Financial assets					Fair value Level
(€ thousands)	FVPL	FVOCI	Amortized cost	Total	Note	1	2	3
Derivative financial instruments	—	1,786	—	1,786	13	—	1,786	—
Cash and cash equivalents	—	—	459,791	459,791		—	459,791	—
Trade receivables	—	—	160,360	160,360		—	160,360	—
Other non-current financial assets	2,257	—	33,115	35,372		—	33,115	2,257
Other current financial assets (*)	308,532	25,712	6,136	340,380	14	53,164	88,183	199,033
Financial assets	310,789	27,498	659,402	997,689		53,164	743,235	201,290

(*)The following table provides an additional breakdown for other current financial assets at December 31, 2021:

	At December 31, 2021
	Other current financial assets				Fair value Level
(€ thousands)	FVPL	FVOCI	Amortized cost	Total	1	2	3
Insurance contracts	113,919	—	—	113,919	—	—	113,919
Fixed income	68,947	5,025	—	73,972	29,764	26,700	17,508
Hedge funds	41,483	—	—	41,483	—	11,243	30,240
Real estate funds	32,898	—	—	32,898	—	19,100	13,798
Equity	25,408	—	—	25,408	2,713	22,695	—
Money market funds and floating income	2,007	20,687	—	22,694	20,687	2,007	—
Private equity	15,925	—	—	15,925	—	—	15,925
Private debt	7,945	—	—	7,945	—	302	7,643
Guarantee deposits and others	—	—	6,136	6,136	—	6,136	—
Total other current financial assets	308,532	25,712	6,136	340,380	53,164	88,183	199,033

The fair value of Level 2 items is mainly estimated on the basis of data provided by pricing services (non-active markets) and the fair value of Level 3 items is estimated on the basis of the last available net asset value (NAV).
The following tables provide a breakdown for financial liabilities by category at June 30, 2022:

	At June 30, 2022
	Financial liabilities					Fair value Level
(€ thousands)	FVPL	FVOCI	Amortized cost	Total	Note	1	2	3
Derivative financial instruments	—	21,483	—	21,483	13	—	21,483	—
Non-current borrowings	—	—	306,178	306,178	16	—	306,178	—
Current borrowings	—	—	246,470	246,470	16	—	246,470	—
Other non-current financial liabilities	187,326	—	35	187,361	17	—	187,326	35
Other current financial liabilities	28,639	—	—	28,639	17	19,892	8,747	—
Trade payables and customer advances	—	—	228,626	228,626		—	228,626	—
Lease liabilities – Current/Non-current	—	—	445,487	445,487	18	—	—	445,487
Financial liabilities	215,965	21,483	1,226,796	1,464,244		19,892	998,830	445,522

The following tables provide a breakdown for financial liabilities by category at December 31, 2021:

	At December 31, 2021
	Financial liabilities					Fair value Level
(€ thousands)	FVPL	FVOCI	Amortized cost	Total	Note	1	2	3
Derivative financial instruments	—	14,138	—	14,138	13	—	14,138	—
Non-current borrowings	—	—	471,646	471,646	16	—	471,646	—
Current borrowings	—	—	157,292	157,292	16	—	157,292	—
Other non-current financial liabilities	159,411	—	7,976	167,387	17	—	159,411	7,976
Other current financial liabilities	33,984	—	—	33,984	17	23,810	10,174	—
Trade payables and customer advances	—	—	223,037	223,037		—	223,037	—
Lease liabilities – Current / Non-current	—	—	438,052	438,052	18	—	—	438,052
Financial liabilities	193,395	14,138	1,298,003	1,505,536		23,810	1,035,698	446,028

20. Related party transactions
Pursuant to IAS 24 — Related Party Disclosures (“IAS 24”), the related parties of the Group are all entities and individuals capable of exercising control, joint control or significant influence over the Group and its subsidiaries. In addition, members of the Board of Directors and executives with strategic responsibilities and their families are also considered related parties

The Group carries out transactions with related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved.
Transactions carried out by the Group with these related parties are of commercial and financial nature and are described below.
Transactions with associates
•Transactions with Tom Ford related to (i) a licensing agreement for the production and worldwide distribution of luxury men’s ready to wear and made to measure clothing, footwear and accessories under the Tom Ford label, (ii) financial assets related to loans to Tom Ford, and (iii) financial guarantees provided to Tom Ford in relation to its payment obligations under a bank loan for an amount of US$7,500 thousand issued to Tom Ford in 2020 and maturing in March 2025.
•The purchase of raw materials, in particular carded yarns from Filati Biagioli Modesto.
Transactions with companies controlled by Monterubello or its shareholders, Zegna directors or senior management
•The purchase of raw materials, in particular of wool, from Gruppo Schneider.
•The purchase of industrial services, in particular of fabrics’ finishing, from Finissaggio e Tintoria Ferraris S.p.A.
•The purchase of industrial services from Pettinatura di Verrone S.r.l.
•Transactions with PKB Bank AG relating to an interest-bearing loan amounting to €5,000 thousand which was fully repaid in the first half of 2022.
•Following the Disposition, the payment of rent to EZ Real Estate or its subsidiaries under lease agreements for the use of properties.
•Support to the activities of Fondazione Zegna, a charitable organization which provides an opportunity for charitable work on the part of the Zegna family and Group employees. Fondazione Zegna supports and funds projects in cooperation with non-profit organizations operating in various fields and different parts of the world.
•Put contracts entered into as part of the Group’s investments in Thom Browne and Lanificio whereby the Group has been required to, and may in the future be required to, purchase all or a portion of the remaining non-controlling interests in Thom Browne and Lanificio. In July 2021, the Group purchased the additional 10% of Lanificio for a total consideration of €9,600 thousand, following which the Group owns 100% of Lanificio. For additional information relating to the Thom Browne put contract please refer to Note 17 — Other current and non-current financial liabilities.

The following tables summarize transactions and balances with related parties:

	For the six months ended June 30, 2022					For the six months ended June 30, 2021
(€ thousands)	Revenues	Other income	Costs(1) (2)	Write downs and other provisions	Financial income/(expenses)	Revenues	Other income	Costs(1) (2)	Write downs and other provisions	Financial income/(expenses)
Associates
Tom Ford International LLC	16,743	—	4,009	—	36	8,858	—	2,408	—	120
Filati Biagioli Modesto S.p.A.	7	—	1,590	—	—	—	—	—	—	—
Pelletteria Tizeta S.r.l.	—	—	(3)	—	—	3	—	—	—	—
Companies controlled by Monterubello or its shareholders, Zegna directors or senior management
EZ Real Estate S.r.l.(3)	6	—	3,930	—	—	—	—	—	—	—
G. Schneider S.p.A.	—	—	2,703	—	—	10	—	3,017	—	—
Alan Real Estate S.A.(3)	—	—	1,247	—	—	—	—	—	—	—
Agnona S.r.l.	35	—	250	—	—	642	461	83	4,020	—
Other companies controlled by Monterubello or its shareholders, Zegna directors or senior management (4)	4	—	455	—	(10)	3	—	126	—	20
Other related parties connected to directors and shareholders	—	—	1,033	—	—	—	—	1,197	—	—
Total transactions with related parties	16,795	—	15,214	—	26	9,516	461	6,831	4,020	140
Total for Zegna Group	728,993	6,037	349,858	654	(26,064)	603,340	5,367	299,317	3,174	15,846
________________________________________
(1)Costs with Tom Ford include royalties amounting to €2,074 thousand for the six months ended June 30, 2022 (€1,564 thousand for the six months ended June 30, 2021).
(2)Includes cost for raw materials and consumables, purchased, outsourced and other costs.
(3)Entities disposed of as part of the Disposition, which was completed on November 1, 2021.
(4)Includes transactions with Fondazione Zegna, Finissaggio e Tintoria Ferraris S.p.A., PKB Privatbank AG and Pettinatura di Verrone S.r.l.

	At June 30, 2022				At December 31, 2021
(€ thousands)	Trade receivables	Other financial assets	Financial liabilities(1)	Other liabilities(2)	Trade receivables	Other financial assets	Other current assets(3)	Financial liabilities(1)	Other liabilities(2)
Associates
Tom Ford International LLC	11,116	1,632	—	489	20,939	1,497	—	—	344
Filati Biagioli Modesto S.p.A.	—	2,200	—	1,066	59	—	—	—	63
Pelletteria Tizeta S.r.l.	3	—	—	—	—	—	—	—	—
Companies controlled by Monterubello or its shareholders, Zegna directors or senior management
Agnona S.r.l.	738	—	33	270	642	—	—	—	122
G. Schneider S.p.A.	—	—	—	943	12	—	—	—	516
EZ Real Estate S.r.l.(4)	13	—	—	1,590	238	—	—	—	1,248
61 West 23rd Street LLC (4)	25	—	—	—	7	—	—	—	—
Alan Real Estate S.A.(4)	—	—	—	35	3	—	—	—	—
Other companies controlled by Monterubello or its shareholders, Zegna directors or senior management (5)	1	—	—	261	13	—	10,923	5,000	242
Other related parties connected to directors and shareholders	—	—	—	236	500	—	—	—	171
Total transactions with related parties	11,896	3,832	33	4,890	22,413	1,497	10,923	5,000	2,706
Total for Zegna Group	168,637	359,788	493,539	421,582	160,360	375,752	68,773	639,033	389,656
________________________________________
(1)Includes non-current borrowings and other non-current financial liabilities.
(2)Includes trade payables and customer advances, employee benefits and other current liabilities.
(3)On December 20, 2021, the Group announced that the Zegna family decided to grant a €1,500 special gift to each employee of the Zegna group, amounting to a total of €10,916 thousand, as a result of the Company becoming listed on a public stock exchange. The gift was paid to employees in February 2022. Monterubello agreed to reimburse the cost incurred by the Group as an equity contribution, which was received in February 2022.
(4)Entities disposed of as part of the Disposition, which was completed on November 1, 2021.
(5)Includes transactions with Fondazione Zegna, Finissaggio e Tintoria Ferraris S.p.A., PKB Privatbank AG, Achill Station Pty Ltd., and Pettinatura di Verrone S.r.l.

21. Share-based payments

The Group has several equity incentive arrangements under which a combination of performance share units (“PSUs”) and retention restricted share units (“RSUs”), which each represent the right to receive one Company common share, have been awarded to the Chief Executive Officer (“CEO”), other members of Zegna senior management and certain other employees of the Group.
For the six months ended June 30, 2022 and 2021, the Company recognized €6,683 thousand and €8,757 thousand, respectively, as share-based compensation expense and an increase to other reserves within equity in relation to the Group’s equity incentive plans. At June 30, 2022 unrecognized compensation expense amounted to €29,068 thousand and is expected to be recognized over the remaining vesting periods through 2025.
Long-Term Incentive Awards 2022-2025
In March 2022, the Company granted the following equity-settled share-based payments to senior management (excluding the CEO) and certain other employees of the Group:
(a)A target number of 1,417,150 PSUs that vest in 2024 based on the achievement of defined targets based on the Group’s Adjusted EBIT and adjusted net financial indebtedness for the performance periods 2022, 2023 and 2024, and the recipient’s continued service to the Group at the date of vesting. Each of the performance targets will be settled independently of the other target and the total number of shares to be assigned upon vesting depends on the level of achievement of the performance targets, as well as a multiplier that is based on the performance of certain environmental, social and governance indicators over the performance period. In case of over- or underachievement of the targets and/or the multiplier, the number of awards that vest will be adjusted according to predefined parameters. For the six months ended June 30, 2022, the Group recognized €1,365 thousand as share-based compensation expense within personnel costs and an offsetting increase to other reserves within equity in relation to the PSUs. At June 30, 2022, unrecognized compensation expense relating to the PSUs amounted to €10,956 thousand and is expected to be recognized over the remaining vesting periods through 2024.
(b)Up to a maximum of 607,350 RSUs that vest in 2025 in connection with the achievement of the service condition. For the six months ended June 30, 2022, the Group recognized an aggregate amount of €443 thousand as share-based compensation expense within personnel costs and an offsetting increase to other reserves within equity in relation to the RSUs. At June 30, 2022, unrecognized compensation expense relating to the RSUs amounted to €4,910 thousand and is expected to be recognized over the remaining vesting periods through 2025.
The fair value used for accounting purposes of the PSU awards was measured at the grant date using a Monte Carlo Simulation model, considering the following key assumptions: (i) grant date share price: €8.91 per share (ii) expected volatility: 35% based on the historical and implied volatility of a group of comparable companies, (iii) risk free rate: 73bps. The fair value of the RSU awards was measured using the share price at the grant date adjusted for the present value of future distributions which employees will not receive during the vesting period.
See Note 42 — Related party transactions to the Annual Consolidated Financial Statements for further details relating to the Group’s other equity incentive awards.
22. Notes to the semi-annual condensed consolidated cash flow statement
Operating activities
The change in other operating assets and liabilities for the six months ended June 30, 2022 mainly includes (i) the payment of €24,556 thousand relating to settlements for lease agreement claims, (ii) the payment of €10,923 thousand relating to the special gift to all employees of the Group as a result of the Company’s listing completed on December 20, 2021, and (iii) the payment of €6,052 thousand relating to the closure of a production plant in Spain.
In particular, in February an unfavorable judgment was handed down against the Group in respect of a legal claim related to a lease agreement in the United States. Following a settlement agreement with the claimant, the Group made a payment of €22,274 thousand during the first half of 2022. At June 30, 2022 the total provision for the legal claim amounted to €7,416 thousand (€28,254 thousand at December 31, 2021). The remaining provision, which relates primarily to legal expenses, is expected to be fully utilized within the next 12 months.
23. Subsequent events
The Group has evaluated subsequent events through August 25, 2022 which is the date the Semi-Annual Condensed Consolidated Financial Statements were authorized for issuance, and identified the following events, all of which are non-adjusting as defined in IAS 10 —“Events after the reporting period”:
•Considering the rising inflation which has created a significant increase in the cost of living, in July 2022 Zegna communicated to employees its intention to award a special bonus of €1,000 to certain employees of the Group to cover qualifying expenses. The total award of approximately €2 million is expected to be paid in the second half of 2022.
•On July 28 Zegna announced that it entered into a number of bilateral financing agreements in the form of committed revolving lines for a total amount of €190 million and for a period of 7 years (€100 million of which was signed in June 2022 as described in Note 16 — Borrowings). The interest rates on the lines are linked to the following two important ESG targets previously disclosed by the Group: (i) at least 50% of top priority raw materials are traced to their geography of origin and from lower-impact sources by 2026; and (ii) 100% of the electricity is from renewable sources in Europe and the United States by 2024. The lines were undrawn at the date these Semi-Annual Condensed Consolidated Financial Statements were authorized for issuance.
•On August 11, 2022, the Group entered into a unique sponsorship collaboration with Real Madrid Club de Fùtbol, the world famous Spanish sport club with 119 years of history, in which Zegna will become Real Madrid’s Official Luxury Travelwear Partner for at least three years. The collaboration centered on luxury leisurewear exclusively designed for the First Men Football Team, the First Women Football Team and the First Men Basketball Team of Real Madrid, which will further bear the new Zegna signifier and logo and which will be unveiled during the first Champions League game of the 2022/2023 season. Inspired by the partnership, specific made to measure collection items that blend the two brands’ heritages as well as Zegna’s contemporaneity aesthetic and its focus on luxury craftsmanship, will be available in selected Zegna boutiques globally.

Responsibility Statement
The Board of Directors is responsible for preparing the Semi-Annual Report, inclusive of the Semi-Annual Condensed Consolidated Financial Statements and the Management’s Discussion and Analysis, in accordance with the Dutch Financial Supervision Act and the applicable International Financial Reporting Standards (IFRS) for interim reporting, IAS 34 — Interim Financial Reporting.
In accordance with Section 5:25d, paragraph 2 of the Dutch Financial Supervision Act, the Board of Directors states that, to the best of its knowledge, the Semi-Annual Condensed Consolidated Financial Statements prepared in accordance with applicable accounting standards provide a true and fair view of the assets, liabilities, financial position and profit or loss of Ermenegildo Zegna N.V. and its subsidiaries, and the undertakings included in the consolidation as a whole, and the Management Discussion and Analysis provides a fair review of the information required pursuant to Section 5:25d, paragraphs 8 and 9 of the Dutch Financial Supervision Act.
August 25, 2022

The Board of Directors
Ermenegildo Zegna di Monte Rubello
Sergio P. Ermotti
Andrea C. Bonomi
Angelica Cheung
Domenico De Sole
Ronald B. Johnson
Valerie A. Mars
Michele Norsa
Henry Peter
Anna Zegna di Monte Rubello
Paolo Zegna di Monte Rubello